SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - COPEL
CNPJ/MF 76.483.817/0001-20
State Taxpayer Number 10146326-50
Public Company - CVM 1431-1
www.copel.com copel@copel.com
Rua Coronel Dulcídio, 800, Batel - Curitiba - PR
CEP 80420-170

ANNUAL REPORT

2009

TABLE OF CONTENTS

MESSAGE FROM THE C.E.O			3
1	ORGANIZATIONAL PROFILE		5
	1.1	Market Share	6
	1.2	COPEL in Figures	6
2	HIGHLIGHTS		7
	2.1	COPEL’s Return to the Corporate Sustainability Index (ISE)	7
	2.2	Creation of the Chief Environmental and Corporate Citizenship Office	7
	2.3	Procurement of an ERP integrated corporate management system	7
	2.4	Additions to ELEJOR	7
	2.5	Main Certifications and Accolades	8
3	CORPORATE GOVERNANCE		9
	3.1	Corporate Governance Structure and Practices	9
	3.2	Corporate Sustainability and Citizenship Policy	15
	3.3	Strategy and Management	15
	3.4	Stakeholders	17
4	OPERATIONAL PERFORMANCE		21
	4.1	Background	21
	4.2	Energy Flowchart	23
	4.3	Generation and Transmission	23
	4.4	Distribution	28
	4.5	Telecommunications	29
	4.6	Corporate Partnerships	30
5	ECONOMIC AND FINANCIAL PERFORMANCE		31
	5.1	Net Operating Revenues	31
	5.2	Operating Costs and Expenses	31
	5.3	EBITDA	32
	5.4	Financial Income (Losses)	32
	5.5	Indebtedness	33
	5.6	Net Income	34
	5.7	Added Value	34
	5.8	Stock Performance	35
	5.9	Economic Value Added - EVA	35
	5.10	Expenditures in the Concession	36
	5.11	Customer Default	37
6	SOCIAL AND ENVIRONMENTAL PERFORMANCE		38
	6.1	Workforce	38
	6.2	Customers and the Community	41
	6.3	Support to Public Policies	42
	6.4	Corporate Projects and Programs	43
	6.5	Environment	46
	6.6	Social Balance Sheet	57
COMPOSITION OF THE GROUPS IN CHARGE OF CORPORATE GOVERNANCE			61

MESSAGE FROM THE C.E.O.

We are pleased to present COPEL's Annual Management Report and Financial Statements for 2009. Even though it was a year marked by the difficulties brought about by the global economic crisis set off in late 2008, readers will notice its effects on the Company’s performance were not significant. Thus, COPEL was able to sustain a streak of profitability which started in 2003, with net income of R$ 1,026.4 million in fiscal year 2009, in addition to the conduction of a vigorous expenditure program which amounted to R$ 943.9 million. All the while, COPEL has maintained focus on its important role as a catalyst for the economic and social development of the State of Paraná, charging the lowest rates for electricity in Brazil, with the return of discounts to customers who pay their bills in time equal to the average rate increase of 12.98% authorized by the National Electric Energy Agency (ANEEL) at the end of June.

I would like to point out two major events in 2009 which are particularly noteworthy: the creation of the Chief Environmental and Corporate Citizenship Office, as COPEL became the first company in the Brazilian power sector to elevate these two matters to the highest corporate level; and the return of the Company's shares to the Corporate Sustainability Index of BM&FBovespa (the São Paulo Stock Exchange), attesting to the effectiveness of the social and environmental responsibility and corporate citizenship programs and projects implemented by COPEL.

COPEL became in 2009 the first electric utility in Brazil to sign contracts for the purchase of energy surpluses generated by biodigestion of organic waste. These contracts, which will help make small distributed generation projects viable, will also help ANEEL develop regulation for this kind of operation, which has highly positive effects towards environmental conservation, as it reduces the disposal or release of highly pollutant organic waste into water streams.

Another innovative approach by COPEL was the publication, in 2009, of its first greenhouse gas emissions inventory, in compliance with the GHG Protocol methodology. The inventory features the Company's main operational units, the activities and processes which may generate the highest amounts of greenhouse gases and, on the other hand, the units, activities, and processes which may offset or mitigate these emissions. This inventory will help outline and develop the COPEL Agenda for Climate Change.

Also in the area of sustainable management of natural resources, COPEL launched in 2009 the second edition of its Guide for Tree Planting along Public Ways, which is distributed to all municipal administrations in Paraná. The guide is a practical and accessible manual, containing guidelines on the species of trees which are most suitable for different urban requirements and on the care during planting and growth, so that trees and power grids may coexist harmoniously.

In addition, COPEL has signed up for the Gender Equality Program promoted by the Special Presidential Office for Women’s Policies, as an important step towards a definitive change in conceptions in personnel management and organizational culture and the promotion of gender equality within the Company.

In closing, I would like to respectfully express, on behalf of COPEL, our gratitude to State Governor Roberto Requião, who, as the representative of our controlling shareholder, has guided the activities of the Company with zeal, social sensitivity, and focus on the public interest, combining sustainability and corporate responsibility without neglecting corporate profitability. Likewise, we would like to thank the members of the Board of Directors and of the Fiscal Council for their always dedicated and attentive work.

On behalf of the entire Board of Officers, we would like to thank COPEL’s workforce for its commitment to the ideals and principles upheld by the Company and their effort towards accomplishing all the achievements discussed in this message.

Curitiba, March 22, 2010.

Rubens Ghilardi

1 ORGANIZATIONAL PROFILE

Companhia Paranaense de Energia – COPEL, created in October 1954, operates, with cutting edge technology, in the areas of power generation, transmission, and distribution, and also telecommunications. It runs an efficient power system, with its own power plants, transmission lines, substations, distributions lines and networks, and an advanced optical fiber system for telecommunications which connects the main cities in the State. COPEL also operates in the areas of water supply and sanitation and gas. Further information about the Company's interests is available in Note 1.

1.1 Market Share

Main products	Brazil	Southern Region	Paraná
Power generation (1)	(3) 4.8%	(2) 26.7%	(2) 53.4%
Power transmission (2) (4)	2.5%	14.2%	46.2%
Power distribution (5)	6.0%	34.7%	(6) 96.8%
Gas distribution	4.0%	32.0%	72.0%

(1) Based on installed capacity. Includes COPEL's interests in other companies, with proportional capacity.
(2) Does not include the Itaipu Power Plant's system and capacity.
(3) Taking into account 50% Itaipu's capacity (assigned to Brazil).
(4) Refers to transmission revenue compared to other transmission utilities (ANEEL Resolution 843/2009). COPEL ranks 11th among Brazilian transmission utilities.
(5) Captive market share.
(6) Estimated data.

1.2 COPEL in Figures

			Variation %
COPEL in figures - in thousands of reais (except where otherwise indicated)	2009	2008	2009-2008
Accounting Indicators
Operating revenues or gross sales	8,796,676	8,305,395	5.9
Deductions from revenues	3,179,365	2,846,617	11.7
Net operating revenues or net sales	5,617,311	5,458,778	2.9
Service operating costs and expenses	4,270,034	4,012,138	6.4
Result of operations	1,347,277	1,446,640	(6.9)
EBITDA	1,738,825	1,851,383	(6.1)
Financial income (losses)	65,624	94,363	(30.5)
Income tax/social contribution	377,326	458,146	(17.6)
Net income	1,026,433	1,078,744	(4.8)
Shareholders' Equity	8,830,061	8,053,087	9.6
Interest on capital	230,000	228,000	0.9
Distributed dividends	19,459	33,834	(42.5)
Economic-Financial Indicators
Current liquidity (index)	2.1	1.8	16.7
Overall liquidity (index)	1.2	1.2	-
EBITDA margin (%)	31.0	33.9	(8.6)
Income per share - in R$	3.8	3.9	(2.6)
Shareholders' equity per share - in R$	32.3	29.4	9.9
Indebtedness as a percentage of shareholders' equity	18.9	23.2	(18.5)
Gross margin (net income/gross operating revenues) (%)	11.7	13.0	(10.0)
Net margin (net income/net operating revenues) (%)	18.3	19.8	(7.6)
Return on shareholders' equity (%)	13.1	15.5	(15.5)

2 HIGHLIGHTS

2.1 COPEL’s Return to the Corporate Sustainability Index (ISE)

COPEL’s stock have been once again listed in the Corporate Sustainability Index of the São Paulo Stock Exchange (BM&FBovespa). The reinclusion of the Company in the ISE attests to its commitment to sustainability, in addition to having major strategic significance. The Corporate Sustainability Index (ISE) comprises stock from companies which are renowned for their commitment to the environment, to corporate ethics, and to accounting transparency, in addition to other values.

2.2 Creation of the Chief Environmental and Corporate Citizenship Office

In March 2009, the Company created its Chief Environmental and Corporate Citizenship Office, to which was elected Mrs. Marlene Zannin, the first woman ever to be appointed to COPEL's Board of Officers. COPEL is the first company in the Brazilian power sector to assign environmental and social isues to an exclusive chief office. This office is in charge of coordinating all of COPEL’s social and environmental matters and activities, with focus on social and community development initiatives and on the promotion and compliance with human rights.

2.3 Procurement of an ERP integrated corporate management system

With the full implementation of the new system, COPEL will rely on a powerful tool for the management and control of all its crucial processes. This will mean the adoption of the best market practices, with operational efficiency and agility, transparency, and compliance with the applicable legislation in a timely manner, improvement and correction of processes related to corporate management, availability of consistent information, and greater quickness in the decision-making by COPEL's senior management.

2.4 Additions to ELEJOR

On March 5, 2010, COPEL provided R$ 126.0 million to investee ELEJOR, corresponding to its 70% interest in the company; Paineira, the other shareholder, also provided funds corresponding to its 30% interest. ELEJOR then made a payment of R$ 179.6 million to BNDES Participações S.A. -BNDESPAR to settle debentures issued by the company and held by BNDESPAR, pursuant to the 3rd amendment to the debenture agreement.

2.5 Main Certifications and Accolades

Below are COPEL’s most important certifications and accolades in 2009:

Award/Accolade/Certification	Sponsor/Certifying Agent
Top of Mind Award 2009 in the categories of “Great Companies of Paraná” (tenth time overall and ninth time in a row), and “Company Where You’d Like to Work" (for the third time in a row).	Amanhã Magazine and Bonilha Survey Institute
2009 Greatest and Leading Companies Awards, according to their size and performance based on analysis of published financial statements, in the following categories: “3rd Largest Company in Paraná", "Largest Company in the Energy Industry", and "Largest Shareholder's Equity in Paraná".	Amanhã Magazine and PricewaterhouseCoopers
Platts Top 250 – Global Energy Company 2009: ranked among the 250 best and largest power companies in the world	Market evaluation agency Platts - a divison of McGraw-Hill Companies
Expo Money Award 2009, in the category of “Respect to Individual Investors”	Expo Money 2009
International Engineering Milestone 2009 – First International Symposium on Embankment Dams	Chinese Committee on Large Dams
Corporate Citizen 2009	Regional Accounting Council of the State of Rio de Janeiro, the Industrial Federation of Rio de Janeiro (Firjan), and the Commercial Association of Rio de Janeiro (Fecomércio).
ABRACONEE Awards for best disclosure of financial statements to COPEL Geração e Transmissão, in the category of large scale private corporations	Brazilian Association of Power Sector Accountants - ABRACONEE
Corporate Profile of Paraná Awards 2009, IV Ranking of Corporations - 1st place in the segment of Energy and Related Industries; 1st place in Net Income; 1st place in Actual Shareholders’ Equity; 2nd place in Net Operating Revenues; 2ndplace in Total Assets, among all corporations in Paraná.	Indicare Institute of Corporate Analyses and Certifications, Federation of Commercial and Corporate Associations of Paraná (FACIAP), Indústria & Comércio Press Group, National Federation of Accounting Firms and Support, Inspection, Information, and Research Companies (FENACON).
Corporate Reputation Awards 2009 – second most respected corporate brand in Paraná and number one in the category of "History and Evolution".	Amanhã Magazine and Troiano Brand Consulting

3 CORPORATE GOVERNANCE

COPEL is constantly improving the application of the best practices in corporate governance, having adopted as a standard the Good Practices Code proposed by the Brazilian Institute of Corporate Governance – IBGC. The Company’s managers thus seek to:

• contribute to the perpetuity of the Company, with a long-term view of the pursuit of economic, social, and environmental sustainability;

• improve relations and communications with all stakeholders;

• minimize strategic, operational, and financial risks; and

• increase the Company's value, making its capital raising strategy viable.

COPEL adopts internal by-laws for all of its collegiate bodies, containing guidance for the treatment of potential conflicts of interest, an issue which is also addressed by the Company's Code of Conduct.

COPEL’s vision is to “be the best company in the sectors in which it operates and a role model in corporate governance and corporate sustainability”. To meet this goal, the Company is permanently trying to evolve in terms of implementing the best corporate governance practices, based on the principles of transparency, equity, accountability, and corporate responsibility.

3.1 Corporate Governance Structure and Practices

The following chart features COPEL’s organizational structure, with three wholly-owned subsidiaries, and its official committee and council:

• General Shareholders’ Meeting

The General Shareholders' Meeting is the forum in which shareholders exercise their power to decide on all matters connected to the Company’s corporate purpose and to take measures deemed convenient for its defense and its accomplishment.

The General Shareholders’ Meeting is held in the first third of each year. Shareholders may convene, however, whenever deemed necessary, at Extraordinary Shareholders' Meetings, which have usually been held twice a year.

COPEL specifies, in Shareholders’ Meetings, the stakes held in the Company and the individual or aggregate compensation earned by its senior management, highlighting changes in these stakes during each year, explaining the variable compensation mechanisms, as the case may be, and their impact on the Company’s results.

• Board of Directors

The role and the powers of the Board of Directors are set forth by its own charter, by COPEL’s bylaws, and by the Corporate Law. All members of the Board are elected for simultaneous two-year terms, and may be reelected. One of its members is a Company employee, appointed by the other employees, and two others are appointed by BNDESPAR, on account of a shareholders’ agreement. Among chief officers, only the Chief Executive Officer is a member of the Board of Directors, acting as chairman of the Board. The positions of chairman of the Board of Directors and Chief Executive Officer are held by the same person.

Out of the nine members of the current Board of Directors, five are considered independent, pursuant to the Sarbanes-Oxley Act, one of whom is a financial expert and chairman of the Audit Committee, a permanent advisory body, which reports directly to the Board.

In 2009, the Company carried on the formal mechanism for the periodic evaluation of the Board of Directors and its members individually. Regular meetings of the Board of Directors are held four times a year. Members may convene, however, whenever deemed necessary, at extraordinary meetings of the Board, which have usually been held three times a year. There are no specific rules or requirements concerning economic, environmental, and social issues. Company management takes these concerns into account in the decision-making process, and material issues, on account of subject matter or figures involved, are submitted to the Board of Directors.

• Fiscal Council

The members of COPEL’s Fiscal Council are elected at the General Shareholders’ Meeting. It is a permanent body composed of five members and five alternates, who hold one-year terms. Three members are appointed by the controlling shareholder, one by minority holders of common shares, and another one by minority holders of preferred shares. Its role and powers are set forth by COPEL’s by-laws, by its own charter, and by the Corporate Law. The Fiscal Council convenes quarterly to carry out its main duty to review and report on the Company’s quarterly and annual financial statements. Under special circumstances, however, it may assemble to address other issues within their powers, whenever necessary, provided it is summoned by its chairman. The members of this Council, or at least one of them, participate in general shareholders’ meetings, in Board of Directors’ meetings, and in Audit Committee’s meetings which address matters within their powers.

• Audit Committee

The Audit Committee is composed of three independent members who are also members of the Board of Directors, pursuant to the Sarbanes-Oxley Act, and who hold two-year terms. Among its duties, set forth in the Sarbanes-Oxley Act and in its charter, the Committee is responsible for reviewing and supervising the process of preparation of quarterly and annual financial statements and the internal control and risk management procedures, ensuring their quality and efficiency. In the performance of its duties, the Committee must report to the Company’s Board of Directors any violation of legal and regulatory rules which may place the continuity of COPEL’s business at risk.

The Audit Committee holds quarterly meetings with the Fiscal Council, to review the Company's financial statements. Regular meetings of the Committee take place every two months. Members may, however, whenever deemed necessary, call meetings, which have usually been held ten times a year, with the chief officers of the Company, with independent auditors, and with internal audit members to verify the implementation of their recommendations or to obtain answers to any inquiries, including any issues involving the planning of audit work, the suitability of the resources allocated to any such audit, and any other issues deemed material.

The Audit Committee receives confidential reports about the violation of legal provisions and internal rules on accounting, internal controls, or other applicable audit matters. The submission of confidential reports is addressed by a specific policy established by COPEL and may be conducted through the Confidential Reporting Channel, which has been set up to serve the Audit Committee exclusively, so that any concerns by stakeholders may be brought to its attention.

• Internal Audit

COPEL’s Internal Audit has been subordinated since 2005 to the Audit Committee. Its activities are conducted in compliance with the rules of the Institute of Internal Auditors – IIA/Brazil, represented nationwide by the Brazilian Institute of Internal Auditors - Audibra, according to which Internal Audit shall help the Company achieve its goals by adopting a systematic and disciplined approach towards the assessment and improvement of risk management, control, and corporate governance processes. This approach has been assimilated through the continuous training of internal auditors and through the CIA (Certified Internal Auditors) and CCSA (Certification in Control Self Assessment) certifications, which have already been obtained by some of the Company's auditors.

In October 2009, Internal Audit promoted an internal restructuring, separating different activities into formal departments, in order to improve its performance and the specialization of its staff.

• External Audit

In order to comply with the requirements of the Sarbanes-Oxley Act, as of 2005 the main controls over the cycles which may cause errors in the financial statements, above the level of materiality, are tested by both the internal and external audit teams. As a measure of corporate governance, the internal audit procedures for the conduction of these tests are evaluated by the external auditors. In compliance with CVM Instruction no. 381, dated January 14, 2003, the external auditors engaged by COPEL do not render any services to the Company other than independent auditing services.

• Board of Officers

The eight members of the Board of Officers are elected by the Board of Directors for three-year terms. They are responsible for executive duties within the Company, and are exclusively charged with representing it. Their individual powers, duties, and responsibilities are set forth by the

Company’s by-laws, and their conduct is regulated by an internal charter. The Board of Officers holds regular meetings on a weekly basis and, under special circumstances, at the request of the Chief Executive Officer, of the Board itself, or of any officer. The compensation of executive officers is not tied by the Company to the achievement of financial and non-financial goals.

• Code of Conduct

In 2003, COPEL implemented its Code of Conduct, based on its corporate values and culture and in compliance with the international principles contained in the Sarbanes-Oxley Act. This tool has been consolidated dynamically, in a way that reflects the integrity of its procedures on all its relations, be them internal, with the workforce, or with all other stakeholders. In 2008, its contents were reviewed and updated, taking into account the feedback at public hearings from all stakeholders, including management, employees, suppliers, clients, shareholders, and consumers.

• Ethical Guidance Council

The Ethical Guidance Council’s goal is to discuss and to guide COPEL's actions and to review any cases submitted to it, making recommendations in order to ensure that the Company is permanently in compliance with moral principles in the conduct of business, striving to make public and to effectively enforce the Code of Conduct among its workforce. The Council is composed of nine members, eight of which are Company employees, and it is coordinated by a representative of civil society, which ensures greater transparency and participation by stakeholders. Furthermore, in 2009 the creation of a Moral Harassment Committee was approved. This committee will be exclusively in charge of reviewing and issuing opinions on this matter.

• Permanent Committee for Disclosure of Material Acts and Facts

The Permanent Committee for Disclosure of Material Acts and Facts was implemented with the goal of preserving the image and credibility of COPEL before its shareholders, investors, and analysts and other professionals in the capital markets. The Committee is composed of at least two representatives from the Chief Finance, Investor Relations, and Corporate Partnerships Office, two representatives from the Chief Executive Office, one representative from the Chief Legal Office, and a chairman. The main duty of the Committee is to assist the Chief Financial, Investor Relations, and Corporate Partnerships Officer in enforcing COPEL’s Disclosure Policy. Its members are charged with reviewing and approving the information to be disclosed to the capital markets by any means.

• Relations with Shareholders and Investors

In December 2009, COPEL had 24,850 shareholders, who hold the Company’s share capital, in the amount of R$ 4,460.0 million, represented by 273,655 thousand shares with no par value. The Chief Financial, Investors Relations, and Corporate Partnerships Office provided service during 2009 to a significant number of shareholders, investors, and capital market analysts from Brazil and from abroad. The Company also participated in conferences, seminars, and meetings, and took a road show to the main financial centers in Brazil, in Europe, and in North America.

Distribution of Dividends

After the enactment of Law no. 9,249/1995, COPEL has adopted a policy of partially or fully replacing distributions of dividends with distributions of interest on capital. The minimum distribution equals 25% of the adjusted net income, pursuant to article 202 and subsequent paragraphs of Law no. 6,404/1976.

Tag-Along Rights

COPEL ensures tag-along rights to its minority holders of common shares, guaranteeing a minimum price of 80% of the amount paid for the shares in the controlling stake sold.

Shareholders’ Agreement

COPEL is currently subject to a shareholders' agreement between the State of Paraná and BNDESPAR, under which BNDESPAR is entitled to appoint two members of the Board of Directors and to voting rights concerning specific matters.

• Risk Management Committee

In 2006, with the aid of specialized consultants, COPEL began implementing Integrated Corporate Risk Management, under a project periodically reviewed by its Board of Officers. The Company has chosen an integrated and corporate approach to this project, which is managed in a decentralized manner by risk managers and coordinated by the Risk and Control Management Department, which has been formally instituted to do so.

In the preparation of the Company’s internal environment for the implementation of this project, in 2009 the Risk Management Policy and Model were approved, in order to establish the principles and guidelines for COPEL’s conduct as far as risk management. The guiding principles include the classification and type of risk assessment and the establishment for risk-taking parameters. This approved model for risk management has been introduced to over 700 employees throughout the State at lectures whose goal is to promote awareness of the importance of each individual’s participation in the model.

COPEL believes efficient and effective risk management should not only identify risks, but also monitor them periodically and systematically and update them in light of changes in internal and external scenarios. In order to do so, the model provides for annual reassessment of risks, including risk-taking and risk tolerance parameters and the way they are managed.

To assist in the monitoring of risk management, in 2009 a Risk Management Committee was implemented, tasked with reviewing the results of risk and control assessments, extraordinary circumstances, and recommendations for specific action, whenever deemed necessary.

COPEL's strategy for risk management allows it to identify and take into account all types of risk during its decision-making and its daily activities, pursuant to the following levels:

• Key business risks: risks related to COPEL’s strategic objectives; addressed directly by senior management.

• Key process risks: risks related to the objectives of COPEL’s processes; addressed by its managers.

• Key project risks: risks related to the goals of projects included in the Company's portfolio; addressed by project managers.

At first, COPEL identified, assessed, and focused on key business risks, which have been monitored at predetermined intervals. These risks are related to such objectives as maintenance of concession agreements, optimization of resources, sustainable expansion of business, and people and technology management.

The identification of the process risks which are deemed most important by the Board of Officers has also begun; these will be later on assessed and monitored by the relevant managers. These processes are related to the provision of infrastructure to the Company’s power distribution, generation, and transmission, and telecommunications operations, as mapped in the Company’s Value Chain.

Reports on risk assessment are submitted periodically at the meetings of COPEL’s Board of Officers and Board of Directors, thus ensuring these bodies are permanently informed and committed to the goals of the corporate risk management process.

3.2 Corporate Sustainability and Citizenship Policy

COPEL has established as a priority the implementation of a corporate management model geared towards sustainability, with a view to focusing efforts on reaching and ensuring, based on COPEL's values and on optimized procedure management, balanced economic, social, and environmental results to all stakeholders, as well as the sustainable development and growth of the Company, while bringing it into compliance with international corporate governance, transparency, and sustainability standards, pursuant to its renewed commitment to the Global Compact, of which it has been a member since 2000.

All actions are based on a management model underpinned by the principles of COPEL’s Corporate Citizenship and Sustainability Policy, which is available online at www.copel.com and is fully compliant with the five corporate values of the Company’s strategic frame of reference, with the eight Millennium Development Goals, and with the ten principles of the UN Global Compact.

3.3 Strategy and Management

In 2009, the Company carried on its efforts towards meeting the two major strategic challenges below:

• Operational excellence, with increased productivity and cost optimization, quality in service, and improved customer satisfaction; and

• Sustainable expansion, in line with the State Government’s goals, with social and environmental investments and the generation of benefits to the community of Paraná.

COPEL’s actions have been based on the guidelines set by senior management for the pursuit of short-term productivity and long-term growth, excellence in costs, relations with stakeholders, innovation in data (image and voice) transmission, research on new technologies for the expansion of its energy sources with renewable and non-pollutant sources.

In order to reach the expected results, the focus of COPEL’s corporate planning has been the execution of its strategic plan, involving the following main activities:

• Strategy Awareness among managers and employees, in order to promote understanding, motivation, and commitment on their part;

• Meetings for critical and strategic analyses, with a view to improving the strategy development and management process, based on the qualification of criteria and methodologies;

• Qualification of indicators and goals for different hierarchical levels, following the best market practices and assumptions published by the National Quality Foundation (FNQ); and

• Spread of the strategy throughout the entire Company and formalization of the goals into Management Commitments down to the lowest managerial level.

In 2009, COPEL brought its practices in line with the best practices for management excellence implemented by reference organizations, as attested by the following: National Quality Award (PNQ); Corporate Sustainability Index (ISE); and Workplace Happiness Index (IFT). The lessons learned during this process have yielded initiatives (programs, projects, and action plans) and process improvements that have been taken into account in the planning for 2010.

• Strategic Frame of Reference

Vision

To be the best company in the areas in which it operates and to be a reference in corporate governance and corporate sustainability.

Mission

To generate, transmit, distribute and sell power and to render related services, promoting sustainable development and maintaining a balance between the interests of the people of Paraná and the interests of shareholders.

Principles and Values

• Transparency - accounting for all decisions and actions by the Company to inform all stakeholders about their positive and/or negative aspects;

• Ethics - the result of a collective agreement which sets forth individual conducts in line with a common goal;

• Respect - regard for the fellow man;

• Social and Environmental Responsibility - conducting corporate businesses in a sustainable manner, with due respect for the rights of all stakeholders, including future generations, and committing to the protection of all forms of life;

• Safety - a safe organizational environment, which will ensure the Company’s perpetuity.

3.4 Stakeholders

In 2008-2009, the stakeholders directly and systematically engaged by the Company were: COPEL’s internal audience, customers, suppliers, public agencies, shareholders and investors, society at large, and environmental organizations. The year of 2009 stood out as a period in which the dialogue with COPEL’s internal audience was intensified, as part of the second cycle of Rule AA1000, with the categorization and the further development of specific interest groups, in order to address critical matters associated to each group, particularly in the areas of racial, ethnic, gender, and disabilities issues.

The third cycle of implementation of Rule AA1000, which has just begun, will allow it to be better aligned with the new model of Management for Sustainability.

• Surveys among Stakeholders

The main goal of these surveys is to evaluate the quality of the services rendered by the Company, its brand, and its corporate image within its business segment by collecting specific feedback comprising the expectations, opinions, and wishes of stakeholders. The results of these surveys support the strategic decisions by COPEL’s senior management and point out positive aspects and opportunities for improvement. These surveys have been conducted every year or, at worst, every two years, since 1999. In 2009, 14 surveys were conducted, covering the following segments: customers and market participants, shareholders, suppliers, internal audience, environmental organizations, society at large, media, government, and regulatory agencies.

As for residential customer satisfaction, the surveys conducted as part of the annual ABRADEE (Brazilian Association of Distribution Utilities) Awards indicated that COPEL, a member of the Association, enjoyed a level of customer satisfaction of 89.9% in 2009. ANEEL surveys indicated a 69.89% level of customer satisfaction.

Improvement actions result from action plans, which generate an annual document called Management Commitment, composed of indicators and goals and signed by regional managements and COPEL's senior management.

Another survey showed that 98.0% of COPEL’s telecommunications customers believe the services they receive have high added value. These results attest to significant progress in customer satisfaction.

• Dialogue Channels

The response to inquiries received through the Contact Us channel is also available through the copel@copel.com e-mail address. COPEL has been committed to promptly responding to every inquiry, an approach which has encouraged further use of this channel by stakeholders. The full range of COPEL’s dialogue channels is also available online, at www.copel.com.

Dialogue with COPEL’s Internal Audience

COPEL maintains an annual Organizational Climate Survey as a direct channel for communication with all employees. The latest surveys indicated Leadership and Professional Growth and Development as factors on which COPEL must work collectively to improve performance.

Under the Promotion of Diversity Program, during the period from 2007 to 2009 several dialogue sessions were held with groups which present special needs and characteristics within the Company.

Also noteworthy was COPEL signing up for the Gender Equality Program. This is a Federal Government initiative, conducted through the Special Presidential Office for Women’s Policies and based on the National Plan for Women's Policies, which reaffirms the commitment to the promotion of equality between men and women contained in the 1988 Federal Constitution. The program also relies on a partnership with the United Nations’ Development Fund for Women (UNIFEM) and the International Labor Organization (ILO).

The most critical topics were raised by the disabilities group and involve mostly the physical and architectural unsuitability of the Company’s facilities, the lack of translation of events and audiovisual materials for the hearing impaired and of printed materials for the visually impaired, the lack of workforce training to employ people with disabilities effectively, and the achievement of their full potential. These issues will be addressed in specific action plans. One of these will be geared towards the promotion of diversity and another one will focus specifically on accessibility issues.

Dialogue with Customers

The 3.6 million customers supplied by COPEL have several communication channels available to them for inquiries, suggestions, and complaints. One of the most popular channels is COPEL’s toll-free call center (0800 51 00116), which is operated by Company employees and outsourced employees with disabilities from several associations of people with disabilities throughout Paraná.

The call center accounts for 80% of annual customer contacts, with an average of 621 thousand monthly calls in 2009. In second place, there are 114 personalized service units, located in major cities, with an average of 143 thousand people served a month in 2009.

Other alternative service channels include a virtual customer support office at www.copel.com, which allows customers to request services, send inquiries, and obtain information, and 15 mobile service stations, which tour neighborhoods in major towns and locations with no permanent customer service office, to provide urgent service to customers and to provide information on the safe and efficient use of electricity, on customer rights and duties, and on social programs. In 2009, these units held 680 events.

Furthermore, COPEL offers pre-paid envelopes at all post office locations throughout the State so customers can send documents and inquiries to the Company.

Dialogue with Suppliers

COPEL makes available to its suppliers within its concession area a dialogue channel, through strategic points throughout the State of Paraná, which provides to all participants, such as suppliers, contract managers, and worksite supervisors, an open and objective communication channel, contributing to the progress of the Company’s value chain.

In direct dialogue with suppliers in 2009, COPEL addressed basic sustainability concepts, providing guidance on the principles of the Global Compact and, through the Communication and Progress Workshop, on issues relating to the social and environmental actions and improvements a sustainable company may achieve. At the workshop, which was organized by COPEL, 45 suppliers of products and services and other stakeholders had the opportunity to learn more about practical examples from major companies in both social and environmental areas.

COPEL, represented by its Technical Normalization Department, conducted 83 meetings with suppliers of power distribution grid materials, attended by 58 suppliers. These meetings were attended by Company engineers and technicians and by commercial and technical representatives of materials and network equipment manufacturers. The goal of these meetings was to develop solutions to improve the performance of COPEL’s power grids, improving quality and reducing costs.

In 2010, COPEL aims to engage in dialogue with more members of its value chain, repeating the cycle of dialogue and development within its concession area.

Dialogue with Shareholders and Investors

COPEL maintains an effective channel for communication with its shareholders and investors which comprises its website (www.copel.com/ri), e-mail (ri@copel.com and acionistas@copel.com), a call center (0800-41-2772), and quarterly publications ("Informe RI COPEL", "Quarterly Report", and other reports and releases), which are mailed to capital market professionals and shareholders and also made available online at the Company’s website. In addition, in 2009 COPEL expanded the service provided by the minority shareholder support channel (acionistas@copel.com), which now has direct communication with the Board of Directors.

COPEL’s Doors Open to You

Developed as a means of establishing dialogue with customers and the community, the “COPEL’s Doors Open to You” Program has consolidated COPEL’s proactive approach towards greater contact and dialogue with the public.

Since its inception in 2005, in compliance with the standards of Rule AA1000 for direct dialogue with stakeholders, the program has held events in all regions of the State which are open to the participation of any interested individual or organization. These events have also been attended by regional and local Company managers. The goal of this program is to inform stakeholders about COPEL’s activities in their region, about the safe and efficient use of power, about the rights and duties of consumers, and about access to social programs, in addition to providing customer support through mobile units. Through this program, COPEL has been able to identify within the community the existence of specific doubts about the services rendered and the need for changes in the Company’s internal customer service processes.

The Program’s events are made public through invitations to community associations and through advertising in local newspapers and on the radio. In 2009, COPEL held 41 events in large, medium, and small cities throughout the State, with 2,476 participants.

4 OPERATIONAL PERFORMANCE

4.1 Background

• International Scene

In the first half of 2009, the international financial crisis continued, causing lower levels of employment and credit availability.

In the third quarter, after a period of falling GDP and increasing unemployment rates, both American and European economies posted favorable results, thanks to the conclusion of the inventory adjustment process and to the stabilization of aggregate demand conditions in major economies, including Japan, the U.S., and the Euro zone.

Accordingly, industrial output started picking up, underpinning increased imports and improved labor market conditions, which have been crucial to the economic recovery currently in progress.

• Domestic Scene

Despite lower international demand for industrial products, Brazil has consolidated its economic recovery cycle in a moderate but effective manner after a period of recession in late 2008. This recovery has been supported by the good performance of domestic demand, as attested by the GDP growth recorded in the second quarter of 2009 and by the performance of sector-specific indicators in subsequent months.

Economic policy measures taken by the government, particularly those concerning the continuity of the credit policy, have also positively influenced the performance of the Brazilian economy, most evident in increased consumption by households.

• State Scenario

The economy of the State of Paraná posted one of the better performances among all Brazilian States, even though it was, too, affected by the global crisis, particularly the industrial sector, which relies heavily on exports.

The agricultural and livestock sectors, in addition to being affected by lower export levels, were struck by poor weather conditions which have caused lower agricultural output.

Positive results were recorded in the service sector – which includes wholesale and retail sales, public administration, the financial system, and others, whose performance increased during the year, offsetting to a certain extent lower industrial and agricultural performance.

• Power Sector Scene

Rates

COPEL Distribuição’s electricity rates were increased 18.04% on average, out of which 11.42% correspond to the annual rate review and 6.62% correspond to financial components, resulting in an average impact of 12.98% on the rates paid by captive customers. At the time, COPEL requested the deferral of the financial components, in light of the impact of the rate increase on customers, who had been suffering the impact of the financial crisis, with the goal of sustaining current consumption levels and containing overdue bills. This request was denied by ANEEL.

On account of this decision, the 176th General Shareholders' Meeting, held on July 23, 2009, approved the concession of a discount equivalent to the average rate increase for each customer category to all captive customers who pay their bills in time. These discounts may be reduced or discontinued at any time.

A second ordinary rate review for transmission utilities was scheduled for 2009. However, due to the fact that ANEEL had not approved the applicable methodology in time, the review was postponed for 2010, and a rate increase was applied instead, restating Annual Allowed Revenues (Receitas Anuais Permitidas or RAPs) by the IGP-M inflation index.

Extension of Concessions

Under MME Ordinance no. 331/2009, COPEL’s concessions for the Gov. Ney Braga (Segredo), Jordão River Diversion, Gov. José Richa (Salto Caxias), and Cavernoso hydroelectric power plants were extended for an additional 20 years, at no charge. The Segredo and Jordão River Diversion concessions will now expire in November 2029; the Salto Caxias concession will expire in May 2030; and the Cavernoso concession will expire in January 2031.

Expansion of COPEL’s Transmission System

At an ANEEL auction for transmission line concessions held on May 8, 2009, COPEL Geração e Transmissão won the concession for the 115-km Foz do Iguaçu – Cascavel Oeste transmission line, rated 525 kV, with the associated transfer switch and a connection to the Cascavel Oeste substation. COPEL’s bid was R$ 7.3 million (annual revenues), and the concession was awarded for a 30-year term, extendable for another 30.

Energy Trades

In 2009, 45 average MW were sold to COPEL Distribuição at the 9th Adjustment Auction, and the corresponding agreement was approved under ANEEL Ruling no. 2,154/2009. Energy surpluses were sold under short-term agreements, amounting to 3.8 average MW a year. In addition, 0.5 average MW in subsidized energy from small hydropower units owned by the Company was also sold; these facilities have been granted since 2009 a 50% discount on the rate for the use of the distribution system.

4.2 Energy Flowchart

4.3 Generation and Transmission

4.3.1 Generation

In 2009, COPEL conducted studies and projects aimed at expanding its power generation capacity, including the basic project for the Cavernoso II Small Hydropower Unit, which was approved by ANEEL. This project will add 19 MW to the Company's installed capacity. To expand generation from hydroelectric projects, COPEL has remained committed to the following priority strategies:

• participation at power auctions, particularly those where projects within Paraná may be offered; and

• investment in small hydropower projects, by itself and under partnerships with private-owned companies, so as to promote sustainable development by means of the installation of projects which boost regional development.

COPEL conducted works and projects concerning the operation and maintenance of its power plants, with expenditures amounting to R$ 27.0 million, to ensure greater reliability to its power system as a whole. These include:

• the acquisition of two back-up transformers for the Governor Bento Munhoz da Rocha Netto (Foz do Areia) Power Plant;

• the acquisition of one back-up transformer for the Governor Parigot de Souza Power Plant;

• the acquisition of a new transformer and the upgrade of other 11 transformers for the Segredo Hydroelectric Power Plant;

• the acquisition of two pelton rotors for the Chaminé Hydroelectric Power Plant; and· the replacement of the floodgates of Chopim I Hydroelectric Power Plant.

Projects in progress

Mauá Hydroelectric Power Plant – This project, whose construction began in July 2008, will add 361 MW of installed capacity and 197.7 average MW of assured power to COPEL’s and Eletrosul’s output. The project will require expenditures of approximately R$ 1,100.0 million and is being conducted by Consórcio Energético Cruzeiro do Sul - CECS, a consortium between COPEL (51%) and Eletrosul (49%). According to the estimates established by ANEEL, the Mauá Power Plant shall enter commercial operation in 2011.

Cavernoso II SHP – This project shall be implemented in the Cavernoso River, in the State of Paraná. The facility will feature three generating units, amounting to 19 MW of installed capacity. The basic project submitted by COPEL was approved by ANEEL on November 7, 2009. The beginning of construction work is pending final authorization by ANEEL and environmental construction license by the Environmental Institute of Paraná (IAP).

São Jerônimo Hydroelectric Power Plant - This project comprises the future São Jerônimo Hydroelectric Facility, on the Tibagi River, in the State of Paraná. The facility will feature approximately 331 MW of installed capacity and 165.5 average MW of assured power. The implementation of the project is based on a concession for the use of public property concerning the São Jerônimo hydropower potential.

Other non-hydraulic renewable sources – COPEL has taken on the challenge of studying and searching for business opportunities involving energy sources that are harmless to the environment, renewable, non-pollutant, and profitable, while fostering the development of society. Projects currently in development include:

• Small thermal power plants running on sugarcane pulp - In January 2009, COPEL published a permanent public invitation to partners interested in investing in power generation projects in the State of Paraná using sugarcane pulp as fuel.

~~•~~ Trial project for distributed generation and environmental sanitation - this project is a partnership by COPEL, Itaipu Binacional, and Sanepar (managers of public reservoirs in Paraná) whose goal is to provide a sustainable solution to the problem of excess nutrients and organic matter accumulated in the State’s reservoirs and streams. The project will allow the owners or those in charge of organic matter to generate power from the biogas resulting from the decomposition of this material. Any surplus power may be sold to COPEL. Under the public invitation, COPEL has signed the following agreements: Granja Colombari (32 kW), Star Milk (32 kW), Sanepar (20 kW), Cooperativa Lar Vegetais (40 kW), Cooparativa Lar Aves (160 kW), and Cooperativa Lar Leitões (240 kW).

• Paraná Biodiesel – A social inclusion program based on the implementation of small biodiesel plants throughout Paraná, providing a source of income to small rural producers. The first project has been developed as a Research, Development, and Innovation (R&D+I) project, with the capacity to produce 5,000 liters a day of biodiesel and 250 tons a day of livestock fodder. It is being conducted in the region of São Jorge d’Oeste.

• Survey on the Consumption of Energy Materials 2009 – COPEL has implemented, since April 2009, a new methodology for the survey it conducts in the industrial and commercial segments within the State. The main goal of this survey is to update its databases on consumption of fuels and biomass, which support the energy planning and the assessment of the State's biomass potential.

• Mapping Wind Power Potential in Paraná - This is another R&D+I project, conducted under a partnership with other entities, which comprised the mapping of wind power potential throughout all regions of the State, resulting in the publication of the Wind Power Potential Atlas of the State of Paraná.

• Wind power plant – COPEL currently owns and operates the Palmas Wind Power Plant, which comprises five wind power generators rated 500 kW each, for a total of 2.5 MW of installed capacity. The facility is located in the region of Horizonte, in the town of Palmas, in southern Paraná. COPEL is currently preparing to participate in the future wind power concession auction which is scheduled for 2010.

• Microalgae Project – In October 2009, COPEL, the Agronomy Institute of Paraná (IAPAR), and the Foundation for the Support of Agribusiness Research and Development (FAPEAGRO) signed a technical and scientific cooperation agreement for an R&D project named “Development of Technologies for the Production of Microalgae as a Source of Oil for the Production of Biofuels and the Use of Coproducts”. The project’s goal is to develop technological expertise within Paraná, seeking excellence in this field with a view to producing different energy materials such as hydrogen, aviation fuel, diesel, gasoline, and alcohol based on the oil extracted from microalgae cultivated in photobioreactors.

• Biogas production from reservoir algae - In January 2010, COPEL launched a project for the production of biogas through the anaerobic biodigestion of microalgae biomass found in the reservoirs of the Foz do Areia and Alagados power plants. The project is at its first stage, which comprises the assessment of the methane production potential of the existing algae in the reservoirs.

• Electric vehicle – Since 2007, COPEL has participated in a research project on the technical and economic feasibility of electric vehicles, which has been developed and run by Itaipu Binacional and Kraftwerk Oberhasli AG - KWO.

• Ethanol pipeline – In 2007 COPEL and Compagas developed a technical and economic pre-feasibility study for the implementation of an ethanol pipeline connecting the producing areas with the Port of Paranaguá. In 2008, the Paraná State Government, through its Industry, Trade, and MERCOSUR Department, Compagas, the Port Authority of Paranaguá and Antonina (APPA), the Association of the Alcohol and Sugar Producers of Paraná (ALCOPAR), the Mato Grosso do Sul State Government, and Petrobras signed a Technical Cooperation Agreement to study the technical and economic feasibility of a pipeline to transport the ethanol produced by both States to the Port of Paranaguá. The project was deemed financially unfeasible due to low ethanol input throughout the pipeline’s useful life. In 2009, COPEL, in association with Compagas, reevaluated the project and submitted a study on the routing of the pipeline from Maringá up to the Port of Paranaguá to the Government of Paraná and to the other parties interested in the project.

Further information about COPEL Geração e Transmissão is available in Note 1.a.

4.3.2 Transmission

COPEL’s transmission business primarily involves the transport and transformation of power, and the construction, operation, and maintenance of all power transmission substations and lines.

Under the concept of power transmission set forth by the current power sector framework, which comprises lines and substations rated 230 kV and over, the Company operates, under the coordination of the National System Operator (Operador Nacional do Sistema or ONS), a part of the National Interconnected Power System in southern Brazil. Its transmission system relies on 30 substations and on 1,942.0 km of transmission lines (including sections running at 69 kV and 138 kV).

In response to the permanent challenge of adjusting its transmission system to the growing power load in Paraná, COPEL conducted in 2009 a robust program of transmission works, setting a new record for substations built, as seven new transmission substations were delivered to the people of Paraná:

• The 69-kV enclosed substations of Campina do Siqueira and Xaxim, in Curitiba, with 83 MVA of installed capacity each;

• The Uvaranas 138-kV substation, in Ponta Grossa, with 83 MVA of installed capacity;

• The São Cristóvão 138-kV substation, in Cascavel, with 41 MVA of installed capacity;

• The 138-kV Imbituva, Assaí, and Sengés substations, in the respective towns, with 41 MVA of installed capacity each.

In addition to new projects, COPEL also conducted works on existing substations throughout the State to expand their capacity.

The following transmission lines were also concluded during 2009:

• The Bateias – Pilarzinho 230-kV transmission line, with total length of 31.60 km, in the Curitiba Metropolitan Area;

• The Gralha Azul – São José dos Pinhais’ Industrial District 230-kV transmission line, with total length of 31.00 km, in the Curitiba Metropolitan Area;

• The Santa Mônica – São José dos Pinhais’ Industrial District 230-kV transmission line, with total length of 25.24 km, in the Curitiba Metropolitan Area;

• The Santa Quitéria – Campina do Siqueira 69-kV transmission line, with total length of 3.78 km, in Curitiba;

• The Curitiba Industrial City – Xaxim 69-kV transmission line, with total length of 14.33 km, in Curitiba;

• The Colorado – Santa Terezinha 138-kV transmission line, with total length of 22.10 km;

• The São Cristóvão – Foz do Chopim Section – Pinheiros 138-kV transmission line, with total length of 4.75 km;

• The Ponta Grossa – Imbituva 138-kV transmission line, with total length of 57.38 km;

• The Jaguariaíva – Arapoti 138-kV transmission line, with total length of 18.80 km;

• The Vila Carli – Prudentópolis 138-kV (optional 34.5 kV), with total length of 65.00 km.

In all, COPEL invested R$ 188.2 million in the construction and expansion of transmission substations and lines throughout all the regions of Paraná, adding 585.2 MVA of transforming capacity and 281.47 km of lines to its existing system at the beginning of 2009, comprising both the Basic Network (COPEL Geração e Transmissão) and 34.5-kV substations and 69 to 138-kV grids (COPEL Distribuição).

Projects in progress

See Foz do Iguaçu – Cascavel Oeste 525-kV transmission line, in item 4.1 – Background – Power Sector Scene.

4.3.3 Research & Development + Innovation (R&D+I)

In compliance with Law no. 9,991/2000, which regulates investments in research and development by concession, permission, and authorization holders in the power sector, in 2009 COPEL developed 16 R&D projects concerning power generation and transmission, with expenditures of approximately R$ 1.9 million pursuant to specific regulation by ANEEL. Further information is available in item 6.5 – Environment.

In order to ensure the quality of the R&D projects the Company has developed in cooperation with science and technology institutions, in addition to fostering innovation through the creation of knowledge tied to practical results with tangible benefits to the power sector and to society, COPEL has developed a new methodology for the preparation and evaluation of its R&D projects, which has yielded excellent results and fulfilled its role in developing the process and ensuring the quality of the Company's R&D+I activities.

COPEL also leads a strategic R&D project regulated by ANEEL, with the participation of another 13 utilities, and developed by scientists from three science and technology institutions on the challenging issue of “optimization model for hydrothermal dispatch”. Furthermore, COPEL participates in five other strategic projects in the power sector led by other utilities.

4.4 Distribution

COPEL’s power distribution business comprises the provision, operation, and maintenance of power distribution infrastructure and the rendering of related services. These activities are aimed at supplying over 3.6 million customers, in 1,109 locations in 392 out of 399 municipalities in Paraná, in addition to the town of Porto União, in the state of Santa Catarina. In addition to operating and maintaining facilities rated up to 34.5 kV, due to the split of COPEL Transmissão (ANEEL Resolution no. 1,120/2007), COPEL Distribuição has taken over the facilities rated 69 and 138 kV, which used to be run by COPEL Transmissão.

In 2009 COPEL invested R$ 10.8 million in 38 R&D projects concerning power distribution.

Market share and market growth

	Customers at the end of the period				In MWh
Description	% (1)	2009	2008	variation %	% (1)	2009	2008	variation %
Residential	78.8	2,859,749	2,782,404	2.8	28.0	5,663,886	5,378,890	5.3
Industrial	1.8	66,960	63,641	5.2	33.1	6,704,400	6,769,770	(1.0)
Commercial	8.3	300,138	294,866	1.8	20.8	4,200,480	3,966,640	5.9
Rural	9.7	352,992	335,666	5.2	8.3	1,679,550	1,606,035	4.6
Public agencies	0.9	34,016	33,218	2.4	2.9	593,711	561,931	5.7
Public lighting	0.3	9,601	9,093	5.6	3.9	780,175	746,987	4.4
Public services	0.1	4,117	4,063	1.3	2.9	595,932	579,627	2.8
Own consumption	-	610	592	3.0	0.1	23,865	23,029	3.6
Captive market (1)	99.9	3,628,183	3,523,543	3.0	100.0	20,241,999	19,632,909	3.1
Free customers - COPEL Geração (2)		10	14	(28.6)		1,044,140	1,184,978	(11.9)
Industrial total (2)		66,970	63,655	5.2		7,748,540	7,954,748	(2.6)
Supply to concession holders (3)		3	3	-		508,691	495,594	2.6
Supply to permission holders (4)		1	-	-		15,563	-	-
Total market (1) + (2) + (3) + (4)		3,628,197	3,523,560	3.0		21,810,393	21,313,481	2.3
Free grid customers(3) (5)		21	23	(8.7)		2,929,268	3,375,220	(13.2)
Carga Fio (1) + (3) + (4) + (5)		3,628,208	3,523,569	3.0		23,695,521	23,503,723	0.8
(1) Percentage share in the total 2009 captive market.
(2) Captive industrial market + free customers supplied by COPEL GET.
(3) Free customers supplied within Distribution Unit's concession area.

The lower consumption by the industrial customer category was due to the 2.1% drop in industrial output in the State of Paraná (according do data published by the Brazilian Geography and Statistics Institute – IBGE) in 2009 compared to 2008.

4.5 Telecommunications

COPEL provides communications and telecommunications services and conducts specific studies and projects, within an area comprising the State of Paraná and Region II of the General Grants Plan, pursuant to Act no. 31,337 by the National Telecommunications Agency - ANATEL, which reports to the Ministry of Communications. The rendering of these services is authorized for an indeterminate period of time, on a non-exclusive basis, both nationally and internationally. COPEL Telecommunications offers multimedia communication services since 2002.

In 2009, the Company added 2,000 km of optical urban access cables, thus significantly increasing the capillarity of its optical network. COPEL serves 216 municipalities through 5,745 km of optic cables. Through this network, COPEL provides speed and reliability to 720 companies which invest in Paraná and rely on its services. In a recent survey, 98% of these customers said they were satisfied or very satisfied with COPEL Telecomunicações, which currently serves customers in several different business areas such as schools, banks, supermarkets, ISPs, industries, public agencies, shops, and telephone and cell phone operators, providing a range of services that include dedicated communications channels, broadband internet, private IP/MPLS-VPN networks, videoconferencing, internet hosting with cutting edge technology such as SDH, IP/MPLS, and Giga Ethernet over fiber optics.

4.6 Corporate Partnerships

COPEL holds interests in other companies or consortiums in several business areas. In order to focus on investments most in sync with its core business and its strategic frame of reference, the Company is carrying on a review of its portfolio. Further information is available in Note 1 of COPEL's Financial Statements.

5 ECONOMIC AND FINANCIAL PERFORMANCE

5.1 Net Operating Revenues

In 2009, Net Operating Revenues increased R$ 158.5 million, or 2.9%, over the year of 2008. This variation resulted from:

1) A 9.6% increase in Revenues from Sales to Final Customers, on account of the following factors:

a) a 2.3% increase in total billed power consumption, which corresponds to an additional 468.3 GWh supplied, mostly to the residential and commercial categories, which recorded 5.3% and 5.9% growth, respectively;

b) a 3.0% increase in the number of customers; and

c) a 12.98% rate increase in effect as of July 24, 2009, applicable to customers who fail to pay their bills on time.

2) A 4.7% increase in Revenues from the Use of the Power Grid, due mostly to the average rate increase applied to the rate for the use of the distribution system (TUSD) and to increased use of COPEL’s grid. For further information, see Note 29.

3) A 30.1% increase in Revenues from Telecommunications, due to the 26.5% increase in the number of customers, to the 28.2% increase in the sale of connections, and to the offer of high-speed networks (622 Mb, 1.0 Gb, and 2.5 Gb).

4) This increase was offset by R$ 22.4 million lower Revenues from Distribution of Piped Gas, due to lower volumes sold and lower prices, despite the 48% increase in the number of customers.

Deductions from Revenues grew R$ 332.7 million, mostly on account of increased taxable income and the resulting increases in: COFINS tax (R$ 60.3 million); PIS/PASEP taxes (R$ 13.2 million); Regulatory Charges (R$ 58.0 million); and VAT (ICMS) (R$ 201.3 million), on account of the tax rate increase applied as of April 2009 (from 27% to 29%). For further information, see Note 30.

5.2 Operating Costs and Expenses

Operating costs and expenses grew R$ 257.9 million in 2009, or 6.4%, due mostly to:

• a R$ 143.0 million increase in Charges for the Use of the Power Grid, mostly on account of the Portion A effects and of the Basic Network quota. For further information, see Note 31.b;

• a R$ 66.8 million increase in Power Purchased for Resale, mostly on account of increased expenses with power purchased at auctions (R$ 202.6 million increase), partially offset by lower purchases at CCEE (R$ 66.7 million reduction), by the exchange rate variation on power purchased from Itaipu for resale (R$ 53.6 million reduction), and by increased PIS/PASEP and COFINS tax credits on power purchased for resale (R$ 30.6 million increase)

• a R$ 128.7 million increase in Personnel expenses, mostly on account of the payments under the voluntary redundancy programs and of the 4.97% wage increase (4.45% INPC inflation index plus real increase of 0.5%) and the 1.0% wage adjustment, amounting to 6.02%, pursuant to the collective bargaining agreement in effect as of October 2009. Further information is available in Note 31.c;

• a R$ 37.9 million increase in Expenses with Third-Party Services, mostly on account of increased preventive maintenance, including tree trimming and area clearing, in order to reduce the DEC and FEC outage indicators and thus reduce overtime paid to electricians and vehicle mileage while increasing their productivity, in addition to commercial services in connection with the distribution business.

This variation was offset by:

• a R$ 28.5 million reduction in Natural Gas for Resale and Supplies for the Gas Business, due to lower gas prices and the significant devaluation of the U.S. dollar during the year; and

• A 52.8% decrease in Pension and Healthcare Plans on account of the accrual of the effects of the actuarial calculation, defined annually by a third-party actuary.

5.3 EBITDA

EBITDA - in thousands of reais		Consolidated
	2009	2008
Income for the period	1,026,433	1,078,744
Deferred income tax and social contribution	89,724	106,082
Provision for income tax and social contribution	287,602	352,064
Result of equity in investees	(14,327)	(13,956)
Financial expenses (income), net	(65,624)	(94,363)
Non controlling interests	23,469	18,069
EBIT	1,347,277	1,446,640
Depreciation and amortization	391,548	404,743
EBITDA - adjusted	1,738,825	1,851,383
Net Operating Revenues - NOR	5,617,311	5,458,778
EBITDA Margin(1)	31.0%	33.9%
(1) EBITDA ÷ NOR

5.4 Financial Income (Losses)

1) Financial Income fell R$ 122.7 million compared to 2008, due mostly to the monetary variation of the CRC balance transferred to the State Government, which is restated according to the IGP-DI inflation index. In 2009, this index was -1.4%, while in 2008 it was 9.1%.

2) Financial Expenses fell R$ 94.0 million, on account of:

a) the foreign exchange variation of foreign-currency denominated loans, mostly because of the 25.5% appreciation of the real against the U.S. dollar in 2009, whereas in 2008 the real suffered a 31.9% devaluation, and also the reduction of the CDI rate, from 13.6% in December 2008 to 8.5% in December 2009; and

b) lower charges due to the payment of the 3rd installment of the 3rd issue of single-series debentures, which took place in February 2009.

5.5 Indebtedness

The variation of the current and long-term balances under loans and financing was due to the raising of R$ 144.3 million, of which R$ 111.5 million correspond to loan agreements with Banco do Brasil and BNDES for the construction of the Mauá Power Plant; R$ 28.0 million correspond to the loan agreement with Eletrobrás for use in the "Luz para Todos" Electrification Program; and R$ 4.8 million correspond to two agreements with FINEP. The Company’s payments in 2009 totaled R$ 455.3 million, broken down below:

Amortizations - 2009 (in millions of reais )	Principal amount	Charges	Total
Loans and financing	87.4	94.7	182.1
Debentures	170.6	102.6	273.2
Total	258.0	197.3	455.3

The chart below features a breakdown of current and long-term loans, financing, and debentures:

5.6 Net Income

In 2009, COPEL recorded net income of R$ 1,026.4 million, a figure 4.8% lower than that recorded in 2008 (R$ 1,078.7 million). This performance resulted in a rate of return on shareholders’ equity of 13.1% (net income ÷ shareholders’ equity – net income), with a 15.5% drop compared to 2008.

Distribution of Dividends and Interest on Capital (IOC)

		2009
(in thousands of reais )	Total	2nd inst.	1st inst.	2008	2007
Approved at General Shareholders' Meeting	27/04/10	27/04/10	(1) 11/11/09	23/04/09	17/04/08
Payment date (2)	-	-	07/12/09	29/05/09	16/05/08
Income	1,026,433	-	846,433	1,078,744	1,106,610
Amount to common shares	126,126	41,102	85,024	132,398	135,395
Amount to class A preferred shares	644	389	255	648	650
Amount to class B preferred shares	122,689	39,968	82,721	128,788	131,705
Total distribution	249,459	81,459	168,000	261,834	267,750
(1) Distribution complies with proposed IOC by the Parent Company to its shareholders, proposed at 1865th Board of Officers' Meeting (BOM) on 28.09.2009, authorized at 126th Board of Directors' Meeting, on 29.10.2009, and authorized at 1872th BOM on 11.11.2009, in the amount of R$ 168,0 million as initial advance payment of IOC for fiscal year 2009, in lieu of dividends, to shareholders as of 12.11.2009, on 07.12.2009.
(2) Payment shall take place within 60 days from GSM.

5.7 Added Value

In 2009, COPEL recorded R$ 5,697.9 million in Total Added Value, a figure 5.1% or R$ 274.8 million higher than the one recorded in 2008. The following chart features the distribution of added value. A full statement of added value is included in the Company’s Financial Statements herein.

5.8 Stock Performance

				Variation %
	Stock Quotes	2009	2008	2009 - 2008
	ON	R$ 36.50	R$ 22.00	65.9%
	PNA	R$ 27.11	R$ 23.00	17.9%
Bovespa	PNB	R$ 37.04	R$ 24.00	54.3%
	Bovespa Index	68,588	37,550	82.7%
	Electric Energy Index	24,327	15,291	59.1%
	ON (ELPVY)	US$ 21.27	US$ 9.75	118.2%
NYSE	PNB (ELP)	US$ 21.45	US$ 10.54	103.5%
	Dow Jones Index	10,428.05	8,776.39	18.8%
	PNB (XCOP)	€ 14.82	€ 7.50	97.6%
Latibex	Latibex Index	3,476.20	1,763.20	97.2%

5.9 Economic Value Added - EVA

Economic Value Added – EVA represents economic profit, i.e., how much wealth the company created with the capital employed in its operations, after deducting the return on this capital.

STATEMENT OF ECONOMIC VALUE ADDED
As of December 31, 2009 and 2008

(In millions of reais)

		Consolidated
	2009	2008

1. Operating revenues	8,796.7	8,305.4
2. Deductions and expenses	(7,449.4)	(6,858.8)
3. Result of equity in investees	14.3	14.0
4. Financial revenues	365.9	488.6
5. Income tax and social contribution on profits generated by assets	(456.7)	(574.3)
6. Operating income generated by assets, net of taxes	1,270.8	1,374.9

7. Operating margin ( 6 ÷1 )	0.1445	0.1655

8. Third-party capital	1,673.4	1,864.6
9. Own capital	7,630.8	7,159.0
10. Capital eligible for return - ( 8 + 9 )	9,304.2	9,023.6

11. Capital turnover ( 1 ÷ 10 )	0.9455	0.9204
12. Operating Return on Investment ( 7 x 11)	13.66%	15.23%
or ORI in millions of reais	1,271.0	1,374.3

13. Gross Financial Expenses with third-party capital	149.1	210.1
14. Tax savings	(39.4)	(61.9)
15. Net Financial Expenses with third-party capital ( 13 - 14 )	109.7	148.2

16. Average rate of return on third-party capital	6.56%	7.95%
net of tax effects (15 ÷ 8)
17. Participation of third-party capital ( 8 ÷ 10 )	17.99%	20.66%

18. Rate of return on own capital	12.00%	12.00%
considering a Beta index of 0,628
19. Participation of own capital ( 9 ÷ 10 )	82.01%	79.34%
20. Weighed average capital cost - WACM ( 16 x 17 + 18 x 19 )	11.02%	11.16%
or WACM in millions of reais	1,025.3	1,007.0

21. Net operating assets	12,634.2	12,359.5
22. Operating liabilities	(3,330.0)	(3,335.9)
23. Capital eligible for return	9,304.2	9,023.6

Economic Value Added ( 12 - 20 x 23 )	245.6	367.3

5.10 Expenditures in the Concession

COPEL’s expenditure program for 2010 was approved on December 11, 2009, at the 127th meeting of the Board of Directors. The table below features a breakdown of expenditures in assets, including property, plant, and equipment, intangible assets, and interests in other companies held by the COPEL Parent Company:

	Actual		% Variation	Estimated
Companies (in millions of reais )	2009	2008	2009-2008	2010
Property, plant, and equipment and intangible assets
Copel Geração e Transmissão (1)	250.2	143.4	74.5	499.7
Copel Distribuição	655.2	497.7	31.6	761.8
Copel Telecomunicações	38.4	24.7	55.5	81.4
Interests in other companies
COPEL Parent Company
Dominó Holdings	-	110.2	-	-
Carbocampel	0.1	-	-	-
Total	943.9	776.0	21.6	1,342.9
(1) Consórcio Energético Cruzeiro do Sul was reclassified from interests in other companies in 2008 to p., p., &E and intangible assets in 2009.
This table does not include investments in p., p., &e. and intangible assets of subsidiaries.

5.11 Customer Default

Since the accounting period of 2003, COPEL has calculated the overdue bill index for power supply to final customers, according to the following calculation method:

Default (percentage) =	Σ Overdue bills > 15 days ≤ 360 days
Σ 12-month gross revenues

For calculation purposes, bills are deemed overdue if not paid for over 15 days and up to 360 days, pursuant to the overdue notice term (ANEEL Resolution no. 456/2000), and losses recognized in connection with overdue bills are excluded. Despite COPEL’s efforts to fight default, including negotiations of pending bills due by major customers, the level of overdue bills increased from 1.29% in December 2008 to 1.39% in December 2009.

Overdue Bill Level for Supply to Final Customers (in millions of reais / %)

6 SOCIAL AND ENVIRONMENTAL PERFORMANCE

6.1 Workforce

COPEL’s 8,560 regular employees are distributed into four careers according to the nature of their duties and the requirements for their positions: operational (2,663 employees), administrative (2,559 employees), high school level technicians (1,900 employees), and college level professionals (1,438 employees). The Company has been expanding its workforce and in 2009 it hired, through public admission tests, 809 new employees (not including personnel hired by subsidiaries Compagas and ELEJOR). During the year, 661 employees left the Company, most of them on account of retirement, and the employee turnover rate was 7.72%. In 2008, this rate was 5.66%.

In 2009, the Company assigned 5% of the available administrative jobs to applicants with disabilities. Forty African-Brazilian and 71 “mixed” (“pardos”) applicants were also hired.

• Personnel Development

COPEL has a personnel training and development committee composed of representatives of all areas of the Company and which is responsible for strategic decisions regarding personnel training and development, such as institutional post-graduate programs, participation in events abroad, among others. The Company also adopts a consistent policy to improve the educational levels of its employees, with significant investments in post-graduate courses and incentives to self-development, through an allowance-for-education program. The Company currently has 3,487 college-graduated employees, of whom 971 have also attended postgraduate courses at the specialization level, 153 have been awarded Master’s Degrees, and 13 are PhDs.

To continuously develop and update its workforce, COPEL promotes a series of training and development activities, based on the needs identified during corporate planning and its implementation. Thus, the Company makes use of several educational methods to allow employees to acquire and develop specific skills in different areas, in sync with COPEL’s business, processes, and personnel management. These include: Technical and Commercial Training Programs, Managerial Development Program, Post-Graduate Courses, Institutional Programs - Management Excellence, Sustainability, and Project Management, among others.

In 2009, 2,497 training and development events took place (courses and other events), out of which 1,768 were conducted internally, 629 externally in Brazil, and 44 abroad, with a total attendance of 32,018 COPEL employees and 319 workers from contractors. The average training hours per employee were 67.4, distributed as follows among COPEL’s career tracks:

Employee training by career track	2009 (in hours/average)
Operational	55.2
Administrative	42.4
Technical	84.4
Professional	78.9

In 2009 2,187 employees from different areas of the Company participated in training and development events regarding Sustainability, of whom 1,342 attended internal events, and 845 attended external events, totaling approximately 27,000 hours, at a cost of R$ 0.2 million.

• Wage Policy and Benefits

COPEL’s policies concerning wages, performance recognition and incentive are based on a model structured upon two pillars: a fixed remuneration (compatible with the job market and the individual merit) and a variable remuneration (employee profit sharing or participation in results). COPEL and the Employee Commission for the Negotiation of Profit Sharing (CENPRL), a commission composed of elected employees and union representatives who are tasked with negotiating employee profit sharing, have made significant progress in their negotiations, establishing corporate goals, which were renegotiated in 2009. COPEL’s Career and Salary Plan, which is designed to reflect the Company’s occupational reality, serves as a reference for the fixed remuneration, to ensure the wages paid by the Company are compatible with market values and to enforce its salary policy. The ratio between the lowest salary paid by the Company on December 31, 2009 (R$ 863.40) and the national minimum wage in effect on that date (R$ 465.00) was 1.86, and there wasn’t any significant discrepancy last year between women’s and men’s basic wages.

In addition to the benefits mandated by labor laws, COPEL directly grants its employees the following ones: allowance for education, a vacation bonus, food allowance, allowance for day nursery, assistance to persons with special needs, and others made possible under an agreement between COPEL and Social Security (INSS). In addition, the COPEL Foundation (Fundação COPEL de Previdência e Assistência Social), sponsored by the Company, provides the following benefits: a private pension plan, additional to the pensions paid by Social Security, and a healthcare and dental assistance plan.

• Freedom of Association and Collective Bargaining

All employees are represented in their labor relations with the Company by independent labor unions, which, pursuant to the applicable Brazilian legislation, may be established according to employee category and territorial basis (municipality).

COPEL maintains a close relationship with all 18 unions that represent its employees: unions representing basic categories (power industry employees) and professional and/or specialized categories. Union representatives have free access to local managers and Company facilities to talk to employees, besides having a formal channel of communications with Human Resources.

• Third-Party Employees

COPEL promotes an Environmental Awareness Program, whose goal is to promote changes in the behavior of workers engaged in the construction and renovation of the Company’s power generation, transmission, and distribution facilities, leading them to become more environmentally aware and responsible and to think about the environmental impacts of COPEL’s projects and about ways to minimize these impacts. In 2009, approximately 372 employees from contractors participated in the program, which held 10 events. Furthermore, employees from contractors involved in the maintenance (vegetation trimming and clearing) of power distribution grids received instructions through 24 events, which were attended by 248 people, with 96 hours of training.

• Workplace Health and Safety

Factors which influence the health and safety of COPEL’s employees are identified and addressed through the following specific corporate actions:

• Environmental Risk Prevention Program (PPRA);

• Occupational Health Control Program (PCMSO);

• “Give Life Preference” - Permanent Safety and Health Campaign;

• Workplace Fitness and Physical Conditioning Program;

• Workplace Safety and Health Management Program (GSST);

• A systematic risk assessment application, available on the Company's intranet, to record and control the solutions to near-accidents and accident risk situations in the Company’s internal and external facilities;

• The Workplace Safety and Health Portal, available on the Company's intranet to all employees and outsourced personnel, to collect news, files, and information about workplace health and safety;

• Program for the Elimination of Risk Situations within the Power Distribution Grid, designed to correct specific risks within the Company’s distribution network.

Furthermore, COPEL manages the activities of its workplace safety professionals, through the signature of agreements specifying service to the respective areas.

Specific measures regarding the provision of temporary grounding such as grounding saddles, fiber ladders, harnesses, training and communication about sustainability and social responsibility, baskets in utility trucks to reduce electrician workload, modular frames in technical support vehicles, among others, also contribute to the prevention of accidents and the promotion of health in the workplace, in addition to the activities conducted by the Internal Accident Prevention Commissions (Comissões Internas de Prevenção de Acidentes or CIPAs), of which there are 43 within COPEL.

6.2 Customers and the Community

Customers are represented through COPEL’s Customer Council, set up in November 1993, with the task of reviewing issues involving power supply, rates, and proper service to final customers and of submitting suggestions for the improvement of the Company's relations with its customers and with the community at large. The Council is composed of representatives of the residential, commercial, industrial, public agencies, and industrial categories, in addition to a representative of the State Coordination Office for Customer Protection and Defense (PROCON).

The Company’s website was redesigned in 2008, for easier and faster browsing by all stakeholders, including those with visual impairment. Another feature introduced by COPEL is the online power consumption simulator, which allows users to assess the electricity expenses in their households or by individual appliance. New online services have also been added, such as information about programmed outages, a list of locations where bills may be paid, and online submission of public lighting maintenance requests, wherever public lighting is run by COPEL. COPEL’s online content is also available on mobile devices such as cell phones or PDAs.

• Safe and Rational Use of Power

Public campaigns on the safe use of electric power to prevent accidents, which have been a constant concern for COPEL, have evolved in the past few years into a more sustainable action, incorporating concepts such as citizenship and environmental protection. The “Kit Escola” program is one of the main means of communication used for this purpose and comprises lectures given by safety technicians and 650 volunteers throughout Paraná. In 2009, approximately 139 thousand fourth graders at public schools attended “classes” taught by the Company's group of volunteers.

Another effective means of conveying messages to the public about the safe use of electricity is the use of radio messages broadcast under a cooperation agreement with the Radio Broadcasting Association of Paraná, which has 240 broadcasting members. Each broadcaster runs eight messages a day, which amounts to 1,920 messages a day and 57,600 a month.

COPEL’s annual Summer on the Beach campaigns and the annual National Electric Energy Safety Week also contribute to the spread of information in schools, civil construction firms, and public venues as squares, supermarkets, bus stations, and malls.

Following a pre-established annual schedule, the Company’s different regional divisions throughout the State hold lectures at companies, rural cooperatives, construction sites, associations, and to the community in general, and also participate in regional fairs and events.

Customers also receive messages on the safe use of power in their electricity bills and envelopes. Customers from rural areas receive an annual calendar for the submission of self meter readings which contains information about the safe use of power and other sustainability concepts.

• Environmental Education

COPEL’s Sustainability Education is conducted through communication activities involving all stakeholders, social and environmental awareness and educational projects, and is an important reference within the Company, from the point of view of the "ethics of care".

Internal Audience

In 2009, COPEL transformed its sustainability education program into a corporate process named "Developing Education for Sustainability". The festivities for the celebration of “10 Years of Environmental Education at COPEL” featured dozens of employees who were lead actors in this process, the history of which was portrayed in a timeline, with a view to preserving its memory and to highlighting the people who were part of it.

Community

COPEL conducts environmental education activities at the Iguaçu Regional Museum and at the Faxinal do Céu Visitors' Center. The Iguaçu Regional Museum, which began as a part of the Segredo Hydroelectric Plant's Basic Environmental Plan, features one of the most important regional collections in Paraná, highlighting the people, the fauna, and the flora of the Middle Iguaçu region. The Faxinal do Céu Visitors’ Center offers educational trails, featuring native species from the Araucária (araucaria angustifolia) Forest.

COPEL participates in the State Unified Agenda, which provides synergy and convergence to the actions of the participants and those of the State Government. Under the Unified Agenda, activities are promoted within the community on special dates, with the participation of COPEL employees who give lectures and distribute environmental education materials, rallying the workforce and the community to plant trees, distribute seedlings, restore waterside forests, clean rivers and lakes, and repopulate rivers with native fish. In 2009, the most important activities under the Agenda were those involving the Habitat Project, the School Agenda 21 in the town of Telêmaco Borba, the Iguaçu Park, and Vila Zumbi dos Palmares.

6.3 Support to Public Policies

As a sponsor of the social and economic development of the State of Paraná, COPEL has historically supported and participated in several joint initiatives with government agencies, nongovernmental organizations (NGOs), and other institutions aimed at the wide promotion of citizenship, particularly within communities in need.

One such important initiative is COPEL’s participation, since 2003, in the Food Security Council of Paraná (CONSEA/PR), a forum for dialogue and coordination between the State Government, civil society organizations, and the Federal Government, which plays a consulting role, proposing policies, programs, and activities that uphold the right to food as a core human right.

• Tax Incentives

COPEL has turned the pratice of donations through tax incentives into a policy and invites partnering companies and suppliers to do the same. From now on, the Company will maximize the use of resources from tax incentives in connection with the Child and Youth Rights Fund (FIA), based on annual estimates of the amounts of tax due, allocating them to social projects.

In 2009, contributions under the Rouanet Law were made to projects duly approved by the Federal Ministry of Culture, amounting to R$ 3.8 million. Through the FIA, COPEL has contributed to the Program for the Support of Innovation and Humane Hospital Care at the Pequeno Príncipe Children’s Hospital, in Curitiba, with R$ 0.7 million. Under the Sports Incentive Law, it also donated R4 0.7 million to the Foundation of the Maringá State University.

6.4 Corporate Projects and Programs

• “Luz das Letras” Literacy Program

In 2009, the activities conducted in cooperation with the State Education Department focused on the training of 250 coordinators under the “Paraná Alfabetizado” (“Literate Paraná”) Program, enabling them to use the Luz das Letras – Stage II literacy software, during the Continued Training Meeting held in the cities of Faxinal do Céu and Foz do Iguaçu.

• Corporate Volunteering Program – EletriCidadania

In operation since 2001, this program allows employees to take up to four working hours a month to conduct social activities within their communities. In 2009, the EletriCidadania Corporate Volunteering Program recorded 925 hours of volunteer work by Company employees.

Some of the strategies adopted by the Company to strengthen the program and improve its quality include the engagement of specialized consultants to train volunteer groups and the participation in the Transforming Volunteer Awards promoted by the Curitiba Volunteer Action Center.

These actions resulted in tangible progress to the program, particularly regarding the spread of the values of solidarity and respect, reinforcing the great potential of corporate volunteering, both in the lives of those who volunteer and in society, making it fairer, more ethical, and more sustainable.

• Corporate Accessibility Program

COPEL’s Corporate Accessibility Program has been developed by subgroups focused on the architecture, behavior, communications, and urbanization dimensions of accessibility and the respective goals. The Company has adapted ramps and restrooms, paved walkways, and installed elevator platforms and tactile flooring in several COPEL properties, amounting to a total of 48 architectural works and 10 executive projects for accessibility compliance.

As for personnel training, 1,050 employees took part in training sessions focused on the social inclusion of people with disabilities. These sessions covered such issues as awareness and specific training in accessibility issues.

In the urban context, in 2009 COPEL sought to meet the demands concerning the proper placement of electric poles along public sidewalks by replacing and relocating 62 poles which prevented access by people with physical disabilities, in addition to training its urban works teams to meet the requirements of Laws no. 10,048 and 10,098 and Decree no. 5,296.

• Energy Universalization and the Luz para Todos Program

Law no. 10,438, dated April 26, 2002, addressed the universalization of electricity services and was later amended by Law no. 10,762, dated November 11, 2003. Decree no. 4,873, dated November 11, 2003, established the National Program for the Universalization of Electric Energy Use and Access, named Luz para Todos (“Light for Everyone”), which aims to provide electricity to the share of Brazil’s rural population focused on family agriculture, which does not yet have access to this public service. Priority of service is granted to current inhabitants of former fugitive slave camps and other racial minorities; rural settlements and native-Brazilian communities, through requests by the National Colonization and Rural Reform Institute (Instituto Nacional de Colonização e Reforma Agrária or INCRA) and the National Native Brazilian Foundation (Fundação Nacional do Índio or FUNAI), respectively.

In 2009, the program connected 16,756 new customers, reaching roughly 60,000 since its inception. This figure is expected to reach 78,500 by December 2010, thus concluding universalization within COPEL's concession area. Further information is available in Note 17.c.

• Low Income Program

The Federal Government, by means of Law no. 10,438, dated April 26, 2002, established the Energy Development Account (Conta de Desenvolvimento Energético or CDE), to ensure funds for the economic subsidies that support low income electricity rates to final customers in the low income residential customer subcategory. ANEEL set forth a new methodology for the calculation of the economic subsidy to which utilities are entitled, in order to offset the effects of the rate policy applicable to low income customers.

Thus, the Low Income Program, in association with the Federal Government, provides discounts of up to 65% to residential customers supplied by single-phase connections. Discounts are offered to customers with monthly consumption up to 80 kWh (ANEEL Resolution no. 246/2002) or between 80 and 220 kWh and enrolled in one of the Federal Government's social programs, such as "Bolsa Família" (ANEEL Resolution no. 485/2002).

The following table features information about COPEL’s service to low income customers from 2007 through 2009:

Low income rates	2009	2008	2007
Number of households supplied as "low income" (1)	709,816	722,764	745,956
% of total "low income" households out of total	25.15	25.97	27.49
households supplied (residential customers)
(1) monthly average

• Creation of Special Rates for Rural Customers

Given the high consumption of other forms of energy by rural customers, COPEL created the Late Hours Rural Rate (which is the same rate applied to irrigation customers supplied at low voltage), in order to encourage customers to use electricity instead of other forms of energy, without the need for additional investments in the distribution grid, and to foster consumption during late night hours, contributing to the environment.

• Night Irrigation Program

This program has been implemented in cooperation with the State Agriculture and Food Supply Department, the Paraná Institute for Technical Assistance and Rural Extension (Instituto Paranaense de Assistência Técnica e Extensão Rural or EMATER), the State Environmental Department, and other government agencies, with the goal of promoting increased agricultural productivity through discounts off the energy used at night – which vary from 60 to 70% from 9:30 pm to 6 am – for the deployment of irrigation systems, thus resulting in increased incomes and better quality of life for the rural producers eligible for the National Family Agriculture Support Program (Programa Nacional de Fortalecimento da Agricultura Familiar or PRONAF). In 2009, 1,700 farmers benefited from the special irrigation rate.

• Night Poultry Farming Program and Night Swine Farming Program

These programs, which have been set up under Technical Cooperation Agreements by COPEL and the State Agriculture and Food Supply Department (Secretaria da Agricultura e do Abastecimento do Paraná or SEAB), is aimed at encouraging poultry and swine farmers throughout the State, classified as Group B rural customers, to use electricity between 9:30 pm and 6 am, with a 60% discount, thus reducing costs and increasing output and exports of poultry and pork from Paraná. In 2009, 3,350 poultry farmers and 23 swine farmers benefited from the special night rates.

• Energy Efficiency Program (EEP)

COPEL conducts an annual Energy Efficiency Program, in compliance with its concession agreement and with Law no. 9,991/2000, applying funds in projects whose goal is to promote energy efficiency among end users of electricity.

Investment criteria and the types of eligible projects are established by ANEEL, and the projects involve residential, industrial, and commercial customers, in addition to public agencies, comprising activities aimed at improving the efficiency of the main uses of power, such as lighting, mechanical power, refrigeration, and air conditioning.

In 2009, the Company invested R$ 15.7 million in actions to improve energy efficiency in low income households, charities, public buildings (municipal, State, and Federal), industries, commercial and service establishments, and educational facilities.

• Luz Fraterna Program

This program has been implemented in cooperation with the State Government to provide full exemption from payment to low income residential customers and rural customers with monthly consumption up to 100 kWh, whose bills are paid by the State Government. The number of households which benefited from the program in 2009 and 2008 was 223,313 and 237,633, respectively.

• Luz Legal Program

The socially-oriented Luz Legal Program was implemented in December 2003, under a cooperation agreement signed by the Paraná State Government, the Housing Company of Paraná (Companhia de Habitação do Paraná or COHAPAR), and COPEL, with the goal of eliminating illegal connections by providing official connections to families living in squatted areas, improving their social conditions and promoting safe use of electricity.

COHAPAR is in charge of selecting the communities and regularizing the occupation of the squatted areas, while COPEL extends its distribution grids, as necessary, and builds access points for the electricity meters, financing the costs to customers in 24 installments with no interest and no monetary restatement, charged to each customer’s electricity bill. In 2003-2009, 4,604 customers benefited from the program.

6.5 Environment

The environment and social responsibility duties have been progressively consolidated at COPEL. In March 2009, after a joint proposal by the Company's majority shareholder and its Board of Directors with a view to effectively implementing COPEL’s Strategic Frame of Reference, a Chief Environmental and Corporate Citizenship Office was created, tasked with coordinating the social and environmental issues and activities of the Company.

• Integrated Management System and ISO 14000

In order to continuously improve its social and environmental performance, in September 2009 COPEL began implementing an Integrated Management System in the power plants it operates. With the Integrated Management System, COPEL expects to achieve ISO 14000 and OSHAS 18000 certification by March 2011 and their integration with the ISO 9000 certification it has already obtained.

6.5.1 Environmental Impact Control

The identification and evaluation of environmental aspects and impacts are conducted through periodic internal and external environmental auditing, integrated into COPEL’s Risk Management and Control Policy. The environmental aspects and impacts of new projects, activities, and enterprises are identified through Environmental Studies, which comprise: Environmental Feasibility Studies; Environmental Impact Studies; Simplified Environmental Reports; Preliminary Environmental Reports; Neighboring Impact Studies; and, in the case of hydroelectric power plants, Environmental Plans for the Conservation and Use of Artificial Reservoir Surroundings. Through the Basic Environmental Plan and the Environmental Control Plan, the environmental impact control and mitigation actions and programs are detailed.

• Implementation of the Basic Environmental Plan for the Mauá Hydroelectric Power Plant

The Basic Environmental Plan for the Mauá Power Plant comprises 21 environmental programs and 13 subprograms, the development of which will allow the Company to prevent, mitigate, and/or compensate for the negative social and environmental impacts caused by the construction of the facility and to increase and optimize their positive impacts. The Basic Environmental Plan has a total budget of approximately R$ 120 million (13% of the cost of the facility), and a breakdown of the plan is available at www.consorciocruzeirodosul.com.br.

• Management of Social and Environmental Statements of Commitment, Statements of Changes in Conduct, Fines, and Notices

Since 2007, COPEL issues an internal quarterly report to monitor social and environmental penalties. This report, even more than a monitoring tool, is a management tool which allows the Company to focus its actions on reducing exposure to penalties and improving its environmental performance. In 2009, COPEL was imposed the following fines:

			Fines
Subsidiary	Date	Place	Value (R$)	Situation	Object
Copel Distribuição	May-09	Guapirama	5,000	Under appeal	Live wire accident, causing fire in pasture area with no environmental authorization
Copel Distribuição	May-09	Guapirama	25,000	Under appeal	Live wire accident, causing fire in natural regeneration area with legal reserve
Copel Distribuição	Oct-09	Curitiba	3,009	Under appeal	Irregular clearing of 340 m2 of native vegetation in easement area held by COPEL
Copel Geração e Transmissão	Jul-09	Diamante do Norte	-	Under appeal	Clearing of native vegetation and damages to the Cauá ecological station in area of about 0.165 ha

6.5.2 Social and Environmental Management of Reservoirs

• Water Quality Control

COPEL quarterly monitors the water quality at points both upstream and downstream from its 18 reservoirs. Physical and chemical, microbiological, phytoplankton, and profiling analyses are conducted. The collected data is used in the preparation of reports and in the evaluation of measures to be taken in order to improve water quality.

• Foz do Areia Algae Monitoring and Control Program

The increase in nutrients carried into reservoirs serves as added nutrition to algae, which, in combination with high temperatures and abundance of light, triggers a process known as algal bloom, i.e., the increase in the reproduction of these microorganisms. Cyanobacteria, known as blue algae, may cause unpleasant taste and smell in the water and hurt the equilibrium of aquatic ecosystems. Some species of cyanobacteria may release toxins which may have serious consequences to people and animals that ingest or have contact with the contaminated water. Because of that, the reservoir of the Foz do Areia Hydroelectric Power Plant, which has been used for recreation purposes, has been closed several times in the past few years.

In order to minimize the social and environmental risks, in 2009 COPEL increased the range and frequency of the water quality monitoring in the Foz do Areia reservoir, from 4 quarterly collection points to 11 monthly collection points, allowing the Company to determine what are the most important sources of additional nutrients and to conduct the modeling of the reservoir, thus supporting activities to mitigate the adverse effects of algal bloom.

• Tribute to the Waters

The goal of the Tribute to the Waters program is to improve the quality and availability of water in COPEL’s reservoirs. Through this program, COPEL has participated in the Integrated Microbasin Environmental Management Program (PGAIM), developed by the State Government, to promote improved quality and availability of water, and in the National Program for the Training of Municipal Environmental Managers in Paraná, which has mobilized municipal managers throughout the State. In 2009, the Company invested R$ 0.8 million in the development of projects which resulted in benefits to the population:

• SIG-SAM, a geoprocessing tool developed by COPEL in cooperation with other entities to manage microbasins and which has been made available online free of charge.

• Development of the hydraulic basis and the polygon generation for the microbasins of Paraná, for purposes of geoprocessing systems, in cooperation with other State organizations and employing a methodology published by the National Water Resources Agency (ANA);

• Reforestation of Permanent Protection Areas within the program’s microbasins;

• Adoption of the Guardian of the Waters program, the largest Boy Scout group in Brazil, which acts in the defense of the environment and in the protection of the headwaters of the Iguaçu River.

• Reservoir Repopulation Program

This program aims to repopulate reservoirs with native fish species, some of which are endangered. COPEL’s Experimental Ichthyological Studies Station, located within the Segredo Hydroelectric Power Plant, is a center which conducts research on the native fish species of the Iguaçu River and breeds them in large scale, contributing to the environmental equilibrium of the entire basin. Employing advanced scientific methods and cutting edge equipment, the station accounts for the conduction of the most important studies concerning the ichthyofauna of the Iguaçu River. It features a flooded area of 6,250 m2, containing 10 tanks, and breeds an annual average of one million fry. It has been breeding fish for repopulation since 1996.

In 2009, the Station bred 610,000 fry of native species. Repopulation was conducted in 16 reservoirs, where 500,000 fry of native species from each respective basin were released. The remaining fry bred by the station were donated for use in environmental education programs and River Day events.

Another activity conducted by the station’s technicians is the rescue of fish trapped inside turbines, in floodgates, and in maintenance works at small hydropower units. In 2009, they rescued 3,515 fish, of which 3,357 were alive and were immediately released downstream from the facilities.

• Waterside Forest Program

The Waterside Forest Program was implemented by COPEL in 2006 and aims to environmentally recover the areas surrounding the Company’s reservoirs. Since the program’s inception, 533,447 seedlings have been planted, which corresponds to a reforestation area of 284 hectares. In 2009, 133,224 seedlings were planted in an area of 80 hectares.

Also during the year, COPEL started conducting the activities of the Forest Cooperation Project, which aims to recover waterside areas owned by third-parties around COPEL’s reservoirs and their direct affluents. Native species have been planted in two properties around the Apucaraninha reservoir, in an area downstream from Salto Caxias, with the construction of 710 meters of fencing. In the town of Cruz Machado, the Company donated 5,885 crosses to be used as pickets and 70 thousand meters of wire for the construction of 14 kilometers of fencing, in the Poço Preto River basin, an affluent of the Areia River (Gov. Bento Munhoz HPP).

• Control of Invading Species

In 2009, 15 hectares of Pinus sp. were removed from areas originally covered by native grasslands around the São Jorge and Pitangui hydroelectric power plants, in the region of Ponta Grossa. In the area of the Gov. José Richa Hydroelectric Power Plant, two hectares of “Leucena” (Leucaena leucocephalla), an invading species, were replaced with native species. Invading species are those whose introduction and/or spread threatens the biological diversity of a given region.

• Resettlement Program for Populations Affected by Power Plants

This program aims to improve the quality of life of the families surrounding COPEL’s power plants and prevent their exodus into cities, by providing technical support to the resettled populations through sustainable income generation programs. The target of the program is the population directly affected by the reservoirs of the Segredo and Salto Caxias hydroelectric power plants. In 2009, COPEL concluded the georeferenced topographical assessment and the land use and occupation assessment of the rural properties in the Refopas, Centenário, Barater, Flamapec, Boa Esperança, and Nova Prata do Iguaçu farms. These assessments support the technical and legal regularization under the resettlement program of the Salto Caxias Hydroelectric Power Plant, the conclusion of which was rescheduled for 2013, on account of the time required for certification and georeferencing of the properties at INCRA. No resettlement activities were conducted in 2009 in connection with the Segredo Power Plant.

6.5.3 Social and Environmental Management of Transmission and Distribution Assets

• Sustainable management of the vegetation under transmission lines

In 2009, COPEL implemented 12 transmission line projects, eight of which are predominantly rural, crossing environmental preservation areas. Environmental impacts are mitigated through several different actions, from the design stage all the way to the construction stage. The routing of each line is laid out preferably through rural areas, pastures, grasslands or other vegetation of lower preservation priority, even though it might result in additional costs by the inclusion of successive vortices and heavier towers. When it is impossible to prevent a transmission line from crossing small areas of forest, the forest inventory conducted during the topographical assessment stage provides the basis for mitigation. At this stage, higher towers are chosen in order to allow cables to hang over the vegetation and minimize interferences. The towers inserted in preservation areas occupy a minimum area corresponding to their base plus a surrounding area required for maintenance. As a compensatory measure, seedlings are planted to make up for the cleared area.

• Social-Environmental Urban Forestation Program

This program is developed in cooperation with municipal administrations, in order to improve the management of urban vegetation, under the principle that only integrated management of power grids and vegetation can maximize the benefits for both, promoting safety, mitigating the impacts of tree trimming, and improving the reliability of power supply.

In 2009, COPEL signed a cooperation agreement with the town of Japira for the replacement of trees which pose a risk to the power grids and for the supply of 1,000 seedlings. The Company also signed cooperation agreements with the towns of Ibiporã, Realeza, and São João, and started negotiating agreements with other 15 municipalities. At events under the State Unified Agenda, 5,000 seedlings were distributed for the improvement of the environmental quality of 24 municipalities.

The Urban Forestation Program also comprises a training and qualification course for municipal managers and civil servants named “Urban Forestation – The Right Tree in the Right Place”, which has been offered since 2007 under a partnership with the State Urban Development Department and the Environmental Institute of Paraná. This course has already trained 440 civil servants from 169 municipalities throughout COPEL's concession area, including 131 participants from 46 municipalities in 2009 alone. The lectures of the “National Program for the Training of Municipal Managers and Civil Servants on Public Environmental Policies”, an event supported by COPEL, have been attended by 1,600 municipal servants.

COPEL’s booth at the 6th Meeting of Public Leaders was visited by representatives from over 100 municipalities interested in partnerships. In 2009, COPEL also published and distributed to all municipal administrations within its concession area the second edition of the "Urban Vegetation along Public Ways – a Guide to Municipal Administrations".

• Power Distribution Grid Technologies

The most significant social and environmental impacts from power distribution grids are the risks of accidents involving third-parties, conflicts with urban vegetation, and visual pollution. In order to mitigate these impacts, COPEL has adopted technologies to replace regular overhead grids, which already account for 22.9% of the Company’s urban grids and 0.5% of its rural grids.

Compact-Design Shielded Distribution Lines and Isolated Secondary Distribution Lines

These technologies reduce the area of interference with local vegetation and the need for tree trimming, allowing greater proximity to tree branches with no risk of outages. They accounted for 71.6% and 12.1% of all the urban and rural grids built in 2009, respectively.

Underground Grids

Underground grids, in addition to low impact on urban vegetation, are a better aesthetic solution, mitigating the visual impact of overhead grids and improving the comfort and quality of life of the population. COPEL currently relies on over 75 km of medium voltage and 205 km of low voltage underground grids. Many sections are currently being implemented, such as in the Iguaçu National Park (13 km), in coastal communities in Paraná (33 km), and in the New Downtown Area of the city of Maringá (1 km). COPEL, in cooperation with designers, entrepreneurs, and suppliers, has also studied and offered underground grids within residential complexes.

Insulated Grids

The insulation and clustering of lines minimize tree trimming and the impact on the surrounding landscape, allowing permanent contact between the lines and the tree branches, with no outages and low risk of accidents. In 2009, COPEL implemented a trial project in front of the Catholic University in Curitiba.

• Replacement of insulating mineral oil with vegetable oil

In 2009, COPEL installed around the Cascavel lake, which is the main source of water for the city, 15 transformers with insulating vegetable oil, with a view to preventing environmental damage to underground and surface waters that might be caused by accidents of acts of vandalism.

In search of a new insulating vegetable fluid which is not part of the food chain, COPEL began in 2009 studies to evaluate dielectric fluids from oleaginous plants such as “cranbe” and “pinhão manso”.

6.5.4 Emissions, Effluents, and Waste

• Emissions

Initiatives for the reduction of emissions of greenhouse gases

In 2008, COPEL signed up for the Brazilian GHG Protocol Program, which aims to build a national platform for the publication of corporate and organizational greenhouse gas inventories in compliance with the international state of the art, adapted to the Brazilian context. In 2009, the Company prepared and published its first corporate greenhouse gas inventory.

COPEL participates, in association with other power sector companies, in an R&D project aimed at defining a methodology for the measurement of greenhouse gas emissions by reservoirs. In 2009, the Company prepared a proposal for an R&D project for the measurement of greenhouse gas emissions in the storage basin of the Mauá HPP reservoir, before it is filled, so that COPEL can assess its net emissions. The procurement by bidding process of Clean Development Mechanism projects to qualify the Mauá HPP for carbon credits is currently under way.

In 2010, a second inventory of greenhouse gas emissions will be prepared, and the COPEL platform for facing climate change will be disclosed, comprising risks, opportunities, and compensation and mitigation mechanisms for greenhouse gas emissions.

Emissions of sulfur and nitrogen oxides

Nitrogen Oxides (NOx) and Sulfur Dioxide (SO2) emissions by the Figueira and Araucária Thermal Power Plants (fixed sources) from 2007 through 2009 are shown below:

Atmospheric emissions (in tons)	2009	2008	2007
NOx	432	530	807
SO2	3,908	1,480	5,400

• Effluents

The monitoring of effluents from the Araucária Thermal Power Plant is conducted every two weeks through the analysis of physical, chemical, and microbiological parameters to ensure compliance with effluent discharge standards.

In the Figueira Thermal Power Plant, monitoring is conducted in-house. In 2009, analyses showed that effluents from the facility are causing a temperature gradient, which may affect the quality of the water in the river. Once this irregularity was identified, the Company prepared an action plan to identify its cause and correct it, discharging effluents in the proper temperature.

• Waste

In 2009, COPEL issued rules for the reduced generation of waste and proper management of the waste generated by the Company.

Composting turns vegetable waste, generated internally during preparation of meals and from leftovers, into a material that is rich in mineral nutrients and may be applied in degraded areas and in the Company’s facilities.

Since 2005, COPEL has submitted aluminum wiring waste to reprocessing, which results in raw material for the production of new wiring, at lower costs. This initiative also prevents fraud through the issue of junk metal sales receipts, which could be used to cover up irregular materials. In 2009, COPEL processed 1,280 tons of aluminum wiring waste, which resulted in 970 kilometers of insulated wiring and 400 tons of bare wiring.

The Company also refurbished 94,709 electric meters, which correspond to 92% of damaged meters collected from customers. COPEL thus stimulates the recycling of meters, minimizing the use of raw materials and the generation of waste. Before they are restocked, the meters are submitted to metrological tests in a Company facility, pursuant to authorization by INMETRO.

In 2009, COPEL participated in the 4th Brazilian Environmental Recycling, Preservation, and Technology Fair. In COPEL’s booth, which was built with recycled materials, the Company presented its best social and environmental practices and actions concerning the recycling and reuse of industrial waste.

In 2009, six pieces of machinery containing Polychlorinated biphenyls (PCBs or Askarel) were taken offline. This material, together with seven tons of Askarel waste, is stored in the Atuba Center dangerous waste deposit and will be disposed of in 2010.

6.5.5 Biodiversity Management Program

The goals of this program are: a) to transform natural areas belonging to the Company and which are not permanent preservation or legal reserve areas into Private Natural Wealth Reservations; b) to promote the environmental recovery of natural areas belonging to the Company, representative of the different vegetation and geographic regions of the State and to protect the biodiversity in the river basins that feed COPEL’s reservoirs; c) to contribute to the development of biodiversity corridors in Paraná; and d) to encourage the adoption of mitigation activities to minimize the impacts on biodiversity in its projects. The most important actions under this program include:

• Recovery of Biodiversity in Degraded Areas

In COPEL’s power plants, areas which housed construction structures are restored to their natural forest condition. Along power lines, the restoration of vegetation with hydroseeding and planting of seedlings recovers bare soil and prevents erosion. This restoration is conducted with tree and bush species cultivated in the Company's Forest Greenhouses. In 2009, these facilities produced 181,060 seedlings, a lower than average figure due to contract expirations and renewals.

• Program for the creation of conservation units

COPEL owns approximately 10,000 hectares of preserved area in the Paraná Coastal Mountain Range – Dense Ombrophilous Forest. The Conservation Unit Workgroup, composed of COPEL and IAP (the State Environmental Institute) experts, has studied this area and proposed the transformation of 5,838 hectares into a Private Natural Wealth Reserve. In October, the documentation for the process was submitted to review and approval by ANEEL.

• Muriqui Project

The Muriqui Project aims to protect the muriquis (Brachyteles arachnoides) living in an area under the Bateias - Jaguariaíva transmission line, in the town of Castro, Paraná. These muriquis, found during the construction of the line, are the first ever recorded in the State of Paraná and are specimens of a species of primates which is nationally and internationally recognized as endangered. The research to be conducted under the Muriqui Project will underpin actions to ensure the protection of their species.

• Dunes and Shoals Project

Coordinated by the State Environment and Water Resources Department and IAP (the State Environmental Institute), this project also relies on the active participation of COPEL. The shoals in coastal Paraná are considered a Permanent Preservation Area, which ensures the protection of the coast. In 2009, COPEL, the State Environment and Water Resources Department, and the State Environmental Police Battalion signed a letter of intent to donate to the surf associations which conceived the project 5.1 thousand pine wood pickets from COPEL to isolate shoal and dune formation areas. This initiative contributes to the restoration of biodiversity and to environmental awareness by the population.

• Conservation of Native Woods in Curitiba

Since 1976, COPEL occupies a portion of a 94 thousand m2 plot of land in a prime area of downtown Curitiba, where it preserves an area of native woods of approximately 50 thousand m2. These woods are the remains of the forest that covered the entire region before the urbanization process of Curitiba cleared most of it. COPEL started in 2009 studies to expand the facilities in this location, in compliance with the applicable legislation, with the requirements of the Curitiba municipal administration and the Curitiba Urban Research and Planning Institute, with a view to preserving these woods. Also in 2009, COPEL held the first dialogue session with the community regarding the new project and its potential impacts.

6.5.6 Renewable Energy Sources

COPEL is currently developing several projects aimed at diversifying its current range of energy sources (in compliance with a Board of Directors' guideline). Further information is available in item 4.3.1.

6.5.7 Technological and Scientific Research and Development (R&D)

Below are the most important studies focusing on the environment:

• Power generation from ethanol: reformers integrated into fuel cells – this research project aims to develop new materials for the catalytic reforming of ethanol intro hydrogen, the construction of a reforming reactor for ethanol, and the coupling of this reactor to a small fuel cell; the investment in this project amounts to R$ 1.6 million.

• Alternative energy generation from industrial waste and emissions assessment – this project aims to assess the energy potential of industrial waste, both individually and in association with other types of waste; the investment in this project amounts to R$ 0.6 million.

• Application of biodiesel and diesel/biodiesel-based and diesel/ethanol/additive-based mixes in generating units – this project aims to: a) evaluate the oxidation stability of biodiesel and diesel/biodiesel and diesel/ethanol/additive mixes compared to diesel, both in the lab and in the field, during use in generating units; b) test antioxidants which extend the stability of biodiesel and diesel/biodiesel and diesel/ethanol/additive mixes under accelerated aging conditions; c) conduct field evaluations of the combustion and the emissions generated by the use of biodiesel and diesel/biodiesel and diesel/ethanol/additive mixes in generating units; and d) compare the efficiency of alternative fuels (biodiesel and ethanol) and the efficiency of diesel. The total investment in this project amounts to R$ 0.6 million.

• Relationship between the amount of water and the evolution of the use of soil in the Tibagi River basin – the goal of this project is to describe the changes in the use of soil and their potential correlation with the water quality index. The developed index may be used as a preliminary assessment of water quality conditions in the river basins of Paraná. The total investment in this project amounts to R$ 0.4 million.

• Ecological oils – this project aims to evaluate the use of vegetable oils based on esters and produced in Brazil, such as sunflower, soy, rice, and castor oil plant oils, as insulating fluids in power distribution transformers. The total investment in this project amounts to R$ 0.6 million.

Further information about COPEL’s R&D projects is available online at www.copel.com.

6.6 Social Balance Sheet

ANNUAL SOCIAL BALANCE SHEET - IBASE Model
As of December 31, 2009 and 2008
(In thousands of reais)

						Consolidated
					2009				2008
	1 - BASIS FOR CALCULATION
NE 29 &
30	Net Revenues - NR	5,617,311				5,458,778
	Result of Operations - RO	1,427,228				1,554,959
NE 31.c	Gross Payroll - GP	701,487				630,551
	Total Value Added - TVA	5,697,885				5,423,104

	2 - INTERNAL SOCIAL INDICATORS		% of:				% of:
			GP	NR	TVA		GP	NR	TVA
	Meal assistance (Meal tickets and others)	68,098	9.7	1.2	1.2	58,390	9.3	1.1	1.1
NE 31.c	Mandatory social charges	173,089	24.7	3.2	3.1	155,715	24.6	2.9	2.9
NE 23	Pension plan	(41,297)	(5.9)	(0.7)	(0.7)	16,855	2.7	0.3	0.3
NE 23	Healthcare plan	62,853	9.0	1.1	1.1	20,553	3.3	0.4	0.4
	Workplace safety and medical support	5,059	0.7	0.1	0.1	4,233	0.7	0.1	0.1
	Education	2,544	0.4	-	-	2,547	0.4	-	-
	Culture	1,623	0.2	-	-	1,335	0.2	-	-
	Personnel training and development	13,558	1.9	0.2	0.2	13,569	2.2	0.2	0.3
	Children's daycare assistance	663	0.1	-	-	551	0.1	-	-
NE 31.c	Employee profit sharing	64,995	9.3	1.2	1.2	65,816	10.3	1.2	1.2
	Labor indemnifications	56,852	8.1	1.0	1.0	(825)	(0.1)	-	-
(1)	Other benefits	1,536	0.2	-	-	2,020	0.3	-	-
	Total	409,573	58.4	7.3	7.2	340,759	54.0	6.2	6.3
	NE - Note to the Financial Statements

	(continued)
						Consolidated
					2009				2008
	3 - EXTERNAL SOCIAL INDICATORS		% of:				% of:
			RO	NR	TVA		RO	NR	TVA
	Education	-	-	-	-	655	-	-	-
(2)	Paraná Digital Program	-	-	-	-	655	-	-	-
	Culture	5,132	0.4	0.1	0.1	5,902	0.4	0.1	0.1
NE 31.g	Misc. cultural projects - Rouanet (8813) Law	4,295	0.3	0.1	0.1	5,852	0.4	0.1	0.1
NE 31.g	Municipal cultural incentives and other	837	0.1	-	-	50	-	-	-
	Healthcare and sanitation	107,872	7.6	1.9	1.9	94,460	6.1	1.7	1.7
	Luz para Todos Program	99,812	7.0	1.8	1.8	87,570	5.7	1.6	1.6
	Night Irrigation Program	8,048	0.6	0.1	0.1	5,282	0.3	0.1	0.1
	Other programs	12	-	-	-	1,608	0.1	-	-
	Fight against starvation/nutritional safety	1	-	-	-	160	-	-	-
	Other	5,218	0.4	0.1	0.1	3,946	0.3	-	-
	Reparations to indian communities	4,424	0.4	0.1	0.1	2,482	0.2	-	-
NE 31.g	Fund for the rights of children and teenagers	765	-	-	-	1,410	0.1	-	-
	Other programs	29	-	-	-	54	-	-	-
	Total of contributions to society	118,223	8.4	2.1	2.1	105,123	6.8	1.8	1.8
	Taxes (excluding social charges)	3,516,439	246.4	62.6	61.8	3,224,483	207.4	59.1	59.5
	Total	3,634,662	254.8	64.7	63.9	3,329,606	214.2	60.9	61.3

	4 - ENVIRONMENTAL INDICATORS		% of:				% of:
			RO	NR	TVA		RO	NR	TVA
	Investments connected to the operations of
	the Company	163,045	11.4	2.9	2.8	121,648	7.8	2.2	2.2
	Research and Development and Energy
	Efficiency Programs	76,645	5.4	1.4	1.3	42,166	2.7	0.7	0.7
	Compact-design lines	78,691	5.5	1.4	1.4	74,332	4.7	1.4	1.4
	Fauna and Flora protection programs	5,826	0.4	0.1	0.1	3,959	0.3	0.1	0.1
	Waste management	1,883	0.1	-	-	1,191	0.1	-	-
	Investments in external programs and/or
	projects	1,120	0.1	-	-	766	-	-	-
	Env. Education and Iguaçu Regional Museum	898	0.1	-	-	424	-	-	-
	Algae monitoring program	145	-	-	-	117	-	-	-
(3)	Carbon credit program	39	-	-	-	19	-	-	-
	Other programs	38	-	-	-	206	-	-	-
	Total	164,165	11.5	2.9	2.8	122,414	7.8	2.2	2.2
	In terms of annual goals for the reduction of waste and overall consumption in production and operation and for the increase in the efficiency of the use of natural resources, the Company:		(X ) does not have goals				( ) does not have goals
			( ) meets 0-50% of goals				( ) meets 0-50% of goals
			( ) meets 51-75% of goals				( ) meets 51-75% of goals
			( ) meets meets 76-100% of goals				( X ) meets 76-100% of goals

	NE - Note to the Financial Statements

	(continued)
					Consolidated
				2009			2008

	5 - WORKFORCE INDICATORS (includes subsidiaries)
(4)	Employees at the end of the year	8,682			8,518
	School attendance by employees:	Total	Men	Women	Total	Men	Women
	College or post-graduate	3,580	2,567	1,013	3,409	2,470	939
	High school	4,688	4,067	621	4,623	4,064	559
	Elementary school	414	383	31	486	450	36
	Employee age brackets:
	Under 30	1,855			1,984
	Between 30 and 45	3,817			3,534
	45 and older	3,010			3,000
	Admissions during the period	824			530
	Female employees	1,665			1,534
	% Women in management-level positions:
	out of the total number of female employees	4.6			3.6
	out of the total number of managers	15.1			12.2
	African-Brazilian (A-B) employees	882			821
	% A-B in management-level positions:
	out of the total number of A-B employees	2.3			2.7
	out of the total number of managers	4.0			4.9
	People with disabilities	81			74
	Dependents	19,698			20,030
(5)	Interns	764			484
	Outsourced personnel	5,089			5,090
							Consolidated
				2009			Goals for 2010
	6 - RELEVANT INFORMATION CONCERNING THE EXERCISE OF CORPORATE
	CITIZENSHIP
	Ratio between the highest and the lowest
	salary within the Company			27			27
	Total number of workplace accidents
	(includes outsourced personnel)			325			< 232
	Social and environmental projects developed by
	the Company were determined by:	Board of Officers and managers			Board of Officers and managers
	Workplace safety and hazardous environment
	standards were set by:	all employees and IAPCs			all employees and IAPCs
	In terms of freedom for employee unions, right to
	collective bargaining, and internal workers'				will follow and promote ILO
	representation, the Company:	follows and promotes ILO guidelines			guidelines
	The Company’s pension plan benefits:	all employees			all employees

	Profit sharing benefits:	all employees			all employees
	In selecting suppliers, the same ethical and social
	and environmental responsibility standards
	adopted by the Company:	are suggested			will be required
	Employees’ participation in volunteer work	are supported and encouraged by			will be supported and encouraged
	programs:	the Company			by the Company

(continued)		Consolidated
	2009	Goals for 2010
Total number of customers complaints filed:
at the Company	141,764	140,175
at Procon	358	354
in court	1,588	1,570
% of complaints addressed or solved:
at the Company	100.0%	100.0%
at Procon	91.3%	95.0%
in court	23.9%	35.0%

% of customer complaints out of the total number of customers:
at the Company	3.91%	3.75%
at Procon	0.01%	0.01%
in court	0.04%	0.04%
		Consolidated
	2009	2008
Distribution of Value Added (DVA) :
Financing agents	5.5%	7.3%
Workforce	12.0%	10.7%
Government	64.1%	61.8%
Shareholders	4.4%	4.8%
Retained	14.0%	15.4%

7 - ADDITIONAL INFORMATION

(1) Other Benefits include: supplemental sick leave, insurance, surplus public transportation tickets, and disability and accidental death pay.

(2) The Paraná Digital Program promotes digital inclusion by connecting State public schools to the Internet. Under a cooperation agreement with the State government, COPEL provides network infrastructure all the way to the schools, while the State provides computers. In addition, the program generates revenues for COPEL, as an expanded network has allowed it to serve more corporate customers throughout the State. The Paraná Digital Program was concluded in 2008. In 2009, the entire investment was reclassified under Telecommunications.

(3) These amounts refer to expenses under the Contract for Validation of Carbon Credits signed by subsidiary ELEJOR.

(4) COPEL's workforce included 80 underage apprentices in 2009, and 87 in 2008.

(5) With the publication of the Intership Law - Law no. 11,788 - on 25/09/08, new intern hirings have been suspended so COPEL could adjust to the new law; a few interns were dismissed. In February 2009, the Company started hiring new interns again as usual, causing the number of interns to increase compared to 2008.

• The notes are an integral part of the financial statements.

• This Social Balance Sheet includes data from subsidiaries Compagas, Elejor, UEG Araucária, COPEL Empreendimentos, and Centrais Eólicas do Paraná (CEOPAR), on account of the consolidation of their results with COPEL's.

• COPEL operates in the power sector within the State of Paraná, under Corporate Taxpayer Number 76.483.817/0001-20.

• COPEL does not employ children or slave labor (except for its apprenticeship program, under Law no. 10,097/00), does not engage in the prostitution or sexual exploitation of children and teenagers, and does not engage in corruption.

• Our Company appreciates and respects diversity both internally and externally.

• For further details about the information disclosed herein:

Accounting Management Department - Enio Cesar Pieczarka - phone 41-3331-2160 e-mail: enio@copel.com

COMPOSITION OF THE GROUPS IN CHARGE OF CORPORATE GOVERNANCE

BOARD OF DIRECTORS
Chairman	JOÃO BONIFÁCIO CABRAL JÚNIOR
Executive Secretary	RUBENS GHILARDI
Members	JORGE MICHEL LEPELTIER
LAURITA COSTA ROSA
LUIZ ANTONIO RODRIGUES ELIAS
MUNIR KARAM
ROGÉRIO DE PAULA QUADROS
NILTON CAMARGO COSTA
AUDIT COMMITTEE
Chairwoman	LAURITA COSTA ROSA
Members:	JORGE MICHEL LEPELTIER
ROGÉRIO DE PAULA QUADROS
FISCAL COUNCIL
Chairman	OSMAR ALFREDO KOHLER
Members	HERON ARZUA
ALEXANDRE LUIZ OLIVEIRA DE TOLEDO
MÁRCIO LUCIANO MANCINI
WILSON PORTES
BOARD OF OFFICERS
Chief Executive Officer	RUBENS GHILARDI
Chief Finance, Investor Relations, and Corporate Partnerships
Officer	ANTONIO RYCHETA ARTEN
Chief Management Officer	RUBENS GHILARDI
Chief Power Distribution Officer	RONALD THADEU RAVEDUTTI
Chief Power Generation and Transmission and
Telecommunications Officer	RAUL MUNHOZ NETO
Chief Legal Officer	PAULO ROBERTO TROMPCZYNSKI
Chief Engineering Officer	LUIZ ANTONIO ROSSAFA
Chief Environmental and Corporate Citizenship Officer	MARLENE ZANNIN
ACCOUNTANT
Accountant - CRC-PR-024769/O-3	ENIO CESAR PIECZARKA

For information about Investor Relations, please contact:
ri@copel.com -	Phone: +55 (41) 3222-2027/ +55 (41) 3331-4359
Fax: +55 (41) 3331-2849

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 18, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.